UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

EuroparkYakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Attached hereto and incorporated herein by reference are a proxy statement and proxy card to be sent to shareholders in connection with the upcoming Special General Meeting of Shareholders.

ALON BLUE SQUARE ISRAEL LTD.

Europark Yakum, France Building,

Yakum 60972, Israel

Dear Shareholder,

You are cordially invited to attend a Special Meeting of Shareholders (the “Meeting”) of Alon Blue Square Israel Ltd. (the “Company”) to be held at 17:00, Israel time, on July 18, 2016 at the offices of Agmon & Co. Rosenberg Hacohen & Co., 98 Yigal Alon Street, Tel-Aviv, Israel. The purpose of the Meeting is to approve the proposed debt reorganization and arrangement between the Company and its financial creditors, or Arrangement, under Section 350 of the Israeli Companies Law, 5759-1999, including to approve that all outstanding Ordinary Shares of the Company and all rights to receive or be issued Ordinary Shares of the Company (including options) held by their owners or holders (other than the Company's controlling shareholder) will be transferred to the purchaser for an aggregate consideration of NIS 2 million (approximately NIS 0.11 per Ordinary Share of the Company (or approximately $0.284 per ADS based on the representative rate of exchange as of July 5, 2016).

We look forward to greeting personally those shareholders who are able to be present at the Meeting. However, whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, ADS holders should return their proxies by the date set forth on the form of proxy. Shareholders may revoke their proxies at any time before the Meeting by providing written notice to the Company. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Thank you for your continued cooperation.

Very Truly Yours,

Avigdor Kaplan
Chairman of the Board of Directors

Yakum, Israel

July 6, 2016

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ALON BLUE SQUARE ISRAEL LTD.

Europark Yakum, France Building,

Yakum 60972, Israel

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that a Special Meeting of Shareholders (the “Meeting”) of Alon Blue Square Israel Ltd. (the “Company”) will be held at 17:00, Israel time, on July 18, 2016 at the offices of Agmon & Co. Rosenberg Hacohen & Co., 98 Yigal Alon Street, Tel-Aviv, Israel in order to approve the following item:

1.	Approve the proposed debt reorganization and arrangement, between the Company and its financial creditors, and to approve the execution of all related actions, including to approve that at the closing date all of the shares in the Company and all rights of any kind, directly or indirectly (including options) to receive or be issued shares of the Company, will be transferred to the Purchaser from their owners and/or by their holders (including from any registration company or any entity or person holding the shares and/or rights to shares), and the Purchaser on closing will pay the shareholders who are not a controlling shareholders a final absolute consideration in an aggregate amount of NIS 2 million for their shares in the Company (approximately NIS 0.11 per share) (or approximately $0.284 per ADS based on the representative rate of exchange as of July 5, 2016)).

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders of record at the close of business on July 5, 2016 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting. ADS holders should return their proxies by the date set forth on the form of proxy. Shareholders may revoke their proxies at any time before the Meeting by providing written notice to the Company. Shareholders who attend the Meeting may revoke their proxies in writing and vote their shares in person.

Shareholders are allowed to apply in writing, through the Company, to other shareholders of the Company in order to convince them with regard to their vote on items on the agenda of the Meeting (“Position Notice”). Position Notices may be sent to the Company's offices at the address above. Such Position Notices must be in the possession of the Company by July 10, 2016.

Joint holders of shares should take note that, pursuant to the Articles of Association of the Company, the vote of the first of the joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares. For this purpose, the first joint shareholder shall be the person whose name is entered first in the Company's Register of Shareholders.

By Order of the Board of Directors,

Avigdor Kaplan
Chairman of the Board of Directors

Yakum, Israel

July 6, 2016

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ALON BLUE SQUARE ISRAEL LTD.

Europark Yakum, France Building,

Yakum 60972, Israel

PROXY STATEMENT

For the Special Meeting of Shareholders

to be held on July 18, 2016

This Proxy Statement is furnished to the holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”) issued by BNY Mellon (“BNY”), of Alon Blue Square Israel Ltd. (the “Company”) in connection with the solicitation by the Board of Directors (the “Board”) of proxies for use at the Special Meeting (the “Meeting”) of Ordinary Shares, par value NIS 1.0 per share (the “Ordinary Shares”), to be held on July 18, 2016 at 17:00 (Israel time) at the offices of Agmon & Co. Rosenberg Hacohen & Co., 98 Yigal Alon Street, Tel-Aviv, Israel.

It is proposed at the Meeting to approve the following item:

1.	Approve the proposed debt reorganization and arrangement, between the Company and its financial creditors, and to approve the execution of all related actions, including to approve that at the closing date all of the shares in the Company and all rights of any kind, directly or indirectly (including options) to receive or be issued shares of the Company, will be transferred to the Purchaser from their owners and/or by their holders (including from any registration company or any entity or person holding the shares and/or rights to shares), and the Purchaser on closing will pay the shareholders who are not a controlling shareholders a final absolute consideration in an aggregate amount of NIS 2 million for their shares in the Company (approximately NIS 0.11 per share) (or $0.284 per ADS based on the representative rate of exchange as of July 5, 2016)).

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. By appointing “proxies,” shareholders may vote at the Meeting whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company by the date set forth on the form of proxy in the case of ADS holders, all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matters described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the Meeting. ADR holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with BNY, a written notice of revocation or duly executed proxy bearing a later date.

The Board is soliciting proxies for use at the Meeting. The Company expects to send this Proxy Statement and the accompanying proxies to ADR holders on or about July 8, 2016. In addition to solicitation of proxies by mail and by electronically, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including printing and handling, and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ADRs. As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange Act of 1934, as amended (the “1934 Act”), related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

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Only Shareholders and ADR holders of record at the close of business on July 5, 2016 (the “Record Date”) shall be entitled to receive notice of and to vote at the Meeting. At the close of business on July 3, 2016, the Company had outstanding 65,954,427 Ordinary Shares (excluding 207,433 Ordinary Shares held by the Company as treasury shares), each of which is entitled to one vote for each of the matters to be presented at the Meeting. Two or more shareholders holding shares conferring in the aggregate at least 50% of the voting power of the Company, present in person or by proxy at the Meeting and entitled to vote thereat, shall constitute a quorum.

The affirmative vote of the holders of seventy-five percent (75%) of the shares present, in person or by proxy, and voting at the Meeting (without taking abstentions into account) is required to approve the Arrangement, provided that such majority vote at the Meeting includes at least a majority of the total votes of shareholders, who do not have a personal interest in the approval of the proposal, participating in the voting at the Meeting in person or by proxy, vote in favor of the proposal without taking abstentions into account.

For this purpose, “personal interest” is defined under the Israeli Companies Law of 1999 (the “Companies Law”) as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder's spouse, siblings, parents, grandparents, descendants, and spouse's descendants, siblings, and parents, and the spouse of any of the foregoing ); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

Abstentions will be treated as neither a vote “for” nor “against” the proposal considered at the Meeting, although they will be counted in determining whether a quorum is present.

Notwithstanding the above, the Company reserves its right to request the court to apply its authority in accordance with Section 350(m) of the Companies Law to approve the Arrangement without receipt of the affirmative vote of the Company's shareholders described above.

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Beneficial Ownership of Securities by Certain Beneficial Owners and Management

The following table sets forth certain information, as of July 3, 2016, concerning (i) the persons or entities known to the Company to beneficially own 5% or more of the Company’s outstanding Ordinary Shares; and (ii) the number of Ordinary Shares beneficially owned by directors and officers of the Company as a group. Our major shareholders do not have voting rights different from the voting rights of our other shareholders.

Name	Number of Ordinary Shares Beneficially Owned		Percentage of Outstanding Ordinary Shares(1)
Alon Israel Oil Company Ltd. ("Alon"). (2)	47,957,264		72.71%

Alon Retail Ltd. (3)	30,604,303		46.40%

Directors and Officers of the Company as a group(4)	0	(4)	0%

(1)	The percentage of outstanding Ordinary Shares is based on 65,954,427 Ordinary Shares outstanding as of July 3, 2016 (excluding 207,433 Ordinary Shares held by the Company as treasury shares).

(2)	Alon may be deemed to beneficially own all of the shares held directly and indirectly by Alon Retail Ltd. due to the ownership structure of Alon Retail described in footnote (3); accordingly, the number of shares listed as owned by Alon includes all the shares that are listed as owned by Alon Retail Ltd.

(3)	Alon Retail Ltd. is a wholly owned subsidiary of Nissan Alon Retail Holdings Ltd., which is a wholly owned subsidiary of the Nissan Dor Chains Ltd., which is a wholly owned subsidiary of Dor Food Chains Holdings Ltd., a wholly owned subsidiary of Alon. To the Company’s best knowledge, Alon is owned approximately 48.21% (excluding shares held by Alon as treasury shares) by eight collective acquisition entities of kibbutzim in Israel and approximately 51.79% (excluding shares held by Alon as treasury shares) are held by Bielsol Investments (1987) Ltd. To the Company’s best knowledge, the shareholders of Bielsol Investments (1987) Ltd. consist of Shibag Ltd. (whose shareholders are Advocate Shraga Biran, and Gara, Boaz and Iftah Biran, and which is controlled by Advocate Shraga Biran who holds all of the voting rights in Shibag Ltd. through a direct holding in 85% of the shares that grant voting rights in Shibag Ltd. (“Voting Shares in Shibag”) and through a power of attorney relating to voting rights for the other 15% of the Voting Rights in Shibag held by Mr. Boaz Biran), holding 79.4% of the capital and voting rights of Bielsol Investments (and is the controlling shareholder of Bielsol Investments, and Advocate Shraga Biran is the controlling shareholder of Shibag Ltd.); D.B.W Investments Ltd. (a company owned and controlled by Mr. David Wiessman), holding 19.8% of the capital and voting rights of Bielsol Investments; Shibago Ltd. (whose partners are Shibag Ltd. (75%) and a company owned and controlled by David Wiessman (25%)), holding 0.8% of the capital and voting rights of Bielsol Investments.

(4)	Does not take into account Ordinary Shares that directors of the Company may be deemed to beneficially own by virtue of their interest in, or relationship with, Alon Israel Oil Company Ltd. or Alon Retail Ltd.

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ITEM 1 – APPROVE THE PROPOSED DEBT REORGANIZATION AND ARRANGEMENT, BETWEEN THE COMPANY AND ITS FINANCIAL CREDITORS, AND TO APPROVE THE EXECUTION OF ALL RELATED ACTIONS, INCLUDING TO APPROVE THAT AT THE CLOSING DATE ALL OF THE SHARES IN THE COMPANY AND ALL RIGHTS OF ANY KIND, DIRECTLY OR INDIRECTLY (INCLUDING OPTIONS) TO RECEIVE OR BE ISSUED SHARES OF THE COMPANY, WILL BE TRANSFERRED TO THE PURCHASER FROM THEIR OWNERS AND/OR BY THEIR HOLDERS (INCLUDING FROM ANY REGISTRATION COMPANY OR ANY ENTITY OR PERSON HOLDING THE SHARES AND/OR RIGHTS TO SHARES), AND THE PURCHASER ON CLOSING WILL PAY THE SHAREHOLDERS WHO ARE NOT A CONTROLLING SHAREHOLDERS A FINAL ABSOLUTE CONSIDERATION IN AN AGGREGATE AMOUNT OF NIS 2 MILLION FOR THEIR SHARES IN THE COMPANY (APPROXIMATELY NIS 0.11 PER SHARE) (OR $0.284 PER ADS BASED ON THE REPRESENTATIVE RATE OF EXCHANGE AS OF JULY 5, 2016).

Background to Proposed Arrangement

Following the continued deterioration in the financial strength of the Company's then subsidiary, Mega Retail Ltd., on January 17, 2016, Mega Retail applied to the District Court in Lod, Israel for a temporary stay of proceedings, following which trustees were appointed for the operation of Mega Retail.

In parallel, due to outstanding debt owed to holders of the Company's Series C Debentures, the principal of which was not paid in November 2015 as required, the holders of the Series C Debentures instructed the Series C Debenture trustee to put for immediate repayment the full balance of the Company's debt to the holders of the Series C Debentures. The Company entered into an undertaking agreement with the holders of its Series C Debentures who, following negotiations and deliberations, decided on the deferral of the payment date on account of the principal amounts of the Series C Debentures to July 25, 2016.

In addition, the Company has outstanding guarantees to lessors of real estate properties, suppliers, supplier credit insurers, employees, and claims made by Mega Retail’s trustees, which if materialized, may require the Company to make substantial payments of on account of these guarantees.

On May 8, 2016 the Company filed a motion with the District Court in Lod, Israel to convene meetings of its financial creditors and, for the sake of caution, a meeting of its shareholders for approval of a debt settlement, as amended based on the proposed Arrangement described more fully below. The Company filed a revised proposed Arrangement on May 25, 2016 and a further revision on June 19, 2016.

Summary of Proposed Arrangement

The Company announced on May 25, 2016 and a further on June 19, 2016 that it filed a revised motion with the District Court of Lod, Israel to convene meetings of its financial creditors (consisting of bank lenders and holders of its Series C Debentures), and Clal Insurance Company Ltd. and I.C.I.C. – The Israel Credit Insurance Company Ltd., the credit insurers) for the approval of a proposed debt reorganization and arrangement, or Arrangement, under Section 350 of the Israeli Companies Law, 5759-1999. An unofficial translation of the Arrangement is attached hereto as Annex A.

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Concurrently with the Arrangement, a company under control of Mr. Moti Ben Moshe would acquire from the Company's controlling shareholder, Alon Israel Oil Company Ltd., or Alon, (i) all of the outstanding shares of the Company held directly and indirectly by Alon (approximately 72.21% of the Company's shares), (ii) the rights and the obligations of Alon, to a bridge loan of NIS 110 million extended to the Company by Alon, (iii) the rights and the obligations of Alon Israel Oil Company Ltd. in another loan subordinated to financial debt of NIS 60 million extended to the Company by Alon, and (iv) rights to the brands "Alon" and "Alonit" (collectively, "Acquired Alon Assets") in consideration for the payment of NIS 115 million.

Following the filing of the Arrangement, Mr. Ben Moshe notified the Court that he will pay to shareholders, who are not a controlling shareholders, an aggregate amount of NIS 2 million for their shares in the Company (reflecting a price per ordinary share price of approximately NIS 0.11 (or approximately $0.284 per ADS based on the representative rate of exchange as of July 5, 2016)) at the closing date. Following closing of the Arrangement, Ben Moshe would be the sole shareholder of the Company, and effective upon closing, the Company will no longer be a publicly traded company and will thereafter be a private company.

The Company's Position Regarding the Value of Minority Shareholder Holdings

The creditors' arrangement submitted by the Company with the court as part of the amended motion to convene a creditor meeting submitted by the Company to court on June 25, 2016 (the "Amended Motion"), included conditions precedent to the completion of the arrangement under which, among other things, on the completion date of the arrangement, all the company's shares will be transferred to the Purchaser without consideration, or alternatively, all the Company’s shares will be deleted and canceled without consideration to its holders thereof (the “Inactivation of the Public Shares”). As part of the amended motion the Company expressed its position that there is a high likelihood that any alternative to the proposed arrangement would not leave in the hands of the shareholders any value taking into account the cash flow situation of the Company and the value of its assets in liquidation in relation to the value of its liabilities. The Company noted that in a preliminary discussion it held (through its audit committee, taking into account the existence of a personal interest of its controlling shareholder), in connection with the terms of the Inactivation of the Public Shares during the short time it had from when the investor asked to include this condition (less than two business days), the Company did not reached the conclusion at that stage that the controlling shareholder is not receiving any consideration for the ordinary share component in the Acquired Assets (as defined below) and that it will continue to review this issue and will present its conclusions in court after it will be clarified.

In furtherance of the above, the Company on June 5, 2016 submitted to the court the "Company's response to the Official Receiver’s position and the notification regarding the submission of an application for approval of a class action and regarding application for consolidation of the discussion, a notice regarding the approval of a compromise arrangement with Mega’s trustees and a request to schedule an urgent discussion regarding the Inactivation of the Public Shares issue". As part of its response, the Company related to the Inactivation of the Public Shares issue and the question regarding the existence of consideration to the controlling shareholder in respect of the ordinary share component under the Acquired Assets. The Company noted that the terms for inactivation of shares in accordance with the customary practice is that substantive equality between public shareholders and controlling shareholders will exist. In this context, and because the arrangement may be considered an extraordinary transaction in which controlling shareholder has a personal interest (taking into account future consideration controlling shareholder is receiving from Ben-Moshe in consideration for the Acquired Assets if the Arrangement were completed) the Company’s audit committee was required to examine the Arrangement, and in this context examined whether the value of the Acquired Assets included consideration for the Company ordinary shares held by the controlling shareholder (approximately 72.71%). The main points of the Company's position regarding this issue, as set out in its response mentioned above, are detailed below:

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The Company mentioned that commencing November 2015 its financial reports includes a going concern note and that it possesses financial resources that enable the continuation of its operations for a very short period of only a few weeks. The Company also noted that in practice its ability to continue operating as a going concern business is only possible because its financial creditors are not accelerating for immediate repayment their financial debt (amounting to approximately NIS 929 million as of May 20, 2016, in addition to a credit insurers debt amounting to approximately NIS 87 million) out of expectation of the completion of the debt arrangement with Ben-Moshe, and the Company is now suffers from an actual lack of liquidity whose meaning is insolvency.

The Company also noted that under these circumstances there is a significant possibility that the Company will lose the ability to sell its assets at their real values, such that if the Company’s creditors decide to accelerate their debt for immediate repayment the Company will have only two alternatives - first, a procedure of insolvency (such as dissolution or stay of proceedings) or a quick sale of its assets (fire sale) under non-market conditions. The Company’s position is that both of these alternatives will lead to the sale of its assets at a value which are not optimal, which could hurt the Company's creditors’ ability to have their debt fully repaid (as opposed to the proposed debt arrangement submitted by the Company with the court).

According to the proposal provided to the controlling shareholder on February 15, 2016, the consideration of NIS 115 million to be paid to the controlling shareholder simultaneously with the implementation of the arrangement will be paid for the following acquired assets and related rights (the "Acquired Assets"): all rights to Company ordinary shares held by Alon Israel and Alon Retail (approximately 72.71%); all rights of Alon Israel in connection with the bridge loan of NIS 110 million, including the right to allocation of the Company's shares on its account (the “110 Loan”); all rights of Alon Israel in connection with the subordinated loan in the amount of NIS 60 million (the “60 Loan”). On June 19, 2016, Ben Moshe and Alon, the Company's controlling shareholder, notified the court of their agreement that the Acquired Assets to be acquired by Mr. Ben Moshe would include rights to the brands "Alon" and "Alonit", with the consideration to be paid to Alon to stay the same. Alon Israel’s creditors (the holders of series A debentures and Bank Hapoalim) have agreed to the above mentioned agreement. According to public reports of the Company's subsidiary, Dor Alon Ltd., Alon Israel receives, from Dor Alon, an annual sum of NIS 3 million for the use of such brands. The result is that the brands "Alon" and "Alonit" are included as part of the Acquired Assets.

The Company is aware of the claim of Ben Moshe that the consideration in an amount of NIS 115 million to the controlling shareholder is first and foremost for the acquisition of rights to the loans of NIS 170 million the controlling shareholder made to the Company. The controlling shareholder’s position, as noted to the Company, is that the bridge loan of NIS 110 million which it extended to the Company should be repaid to Alon Israel if there will be no share issuance on its account.

However, the Company's position (as formulated preliminarily by the board of directors whose members include only the members of its audit committee and based on legal advice received) is that the bridge loan of NIS 110 million may not be repaid except by conversion into share capital, taking into account that it was a bridge loan until the rights issuance in which the controlling shareholder committed to exercise rights in an amount of NIS 110 million. Therefore, the Company's position (based on independent financial advice) is that the bridge loan, in essence, is not a loan but equity, and it should be considered as if it were converted into equity in a “theoretical” rights issuance. According to this position, the Acquired Assets including the 60 Loan and shares with a percentage ownership in the Company substantially higher rate than 72%. Accordingly, the ordinary share component in the Acquired Assets may be extracted by subtracting the fair value of the Acquired Assets components which are not ordinary shares (that is, the 60 Loan) from the total amount of the consideration for the Acquired Assets (NIS 115 million). Since the brands "Alon" and “Alonit” are included in the Acquired Assets, in order to extract the value of the ordinary shares component the value of those should also be subtracted from the NIS 115 million consideration.

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In summary, the position of the Company is that there is a value (though not material) to the ordinary shares component in the Acquired Assets to be sold by the controlling shareholders to Ben-Moshe, and this value is less than 1% of the total debt subject to the debt arrangement (currently exceeding NIS one billion), if the Company's view that it is not required to repay the 110 Loan is accepted. In order to create equality between the controlling shareholder and shareholders from the public, the Company's position is that public shareholders should receive similar consideration in comparison to the consideration to be received by the controlling shareholder in respect of the ordinary share component in the Acquired Assets, in proportion to the extent of “theoretical” holdings by the public shareholders following an "theoretical dilution" (due to the conversion of the 110 Loan into share capital). The Company noted that due to the fact that the amount of consideration required to be paid, in its view, to the public shareholders, is not material in relation to the creditors arrangement, it would be unreasonable to allow the Inactivation of the Public Shares issue to withhold the completion of the debt arrangement, especially considering the fact that without the approval of the arrangement with Ben-Moshe, the value of the shareholders’ equity would likely be zero.

As part of the court hearing held on June 13, 2016 regarding the above mentioned issue, the Company submitted to the court calculations prepared by an independent economic consultant regarding the value of the Company's publicly-held shares based on the consideration payable (in the Company's view) to the controlling shareholder in connection with the ordinary shares component in the Acquired Assets, based on the Company's position that the NIS 110 million loan extended by the controlling shareholder to the Company is, in essence, not a loan, but rather equity, and should be viewed as if it were converted to capital in a “theoretical” rights offering (attached to this report as Annex B.) The calculations provided were not intended to be a valuation of the Company. However, in accordance with the calculations, and in light of the fact that the brands "Alon" and "Alonit" are included as part of the Acquired Assets, the value of the publicly held shares derived from the consideration paid to the controlling shareholder are valued at approximately NIS 3.3 million. It should be noted that the for the purpose of calculation the Company did not conduct a valuation of the trademarks "Alon" and "Alonit", and the estimated allocation of the consideration for the trade marks in the Acquired Assets was based on public reports indicating that “Dor Alon”- a public company controlled by the Company - pays Alon Israel a total of NIS 3 million per year as reported to the Company commencing from March 2005 and according to the agreement submitted for the approval of the general meeting of public shareholders of Dor Alon every three years (as a transaction with a controlling shareholder). It is also noted that in accordance with financial advice received by the board of directors of the Company, the calculation assumed a multiple of 10 before tax and total value of NIS 30 million for the trademarks. The calculations prepared by an independent economic consultant submitted to the court by the Company are attached hereto as Annex B.

It should be noted that prior to the hearing, a number of responses and notices were filed with the court on behalf of various parties in which the parties detailed, among other things, their position in connection with the issue of the value of the Company and the Inactivation of the Public Shares. In addition, on May 29, 2016 a motion to approve a class action was filed with the court on behalf of a shareholder of the Company, in which it argued, inter alia, that the condition precedent contained in the arrangement regarding the Inactivation of the Public Shares discriminates against the minority shareholders, in response to that motion, the Company filed a motion to dismiss the claim.

In the court hearing, Ben-Moshe suggested, ex gratia, and without prejudice to his claims, according to court recommendation and in order to reach a quick resolution, to pay the public shareholders a total sum of NIS 2 million. As stated above, after the hearing Ben-Moshe filed with the court an updated notice on its behalf, stating that this proposal still stands.

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In the court hearing held on June 13, 2016 the Court discussed its authority to use its authority under Section 350(m) to approve the debt arrangement even if an approval of the shareholders meeting is not received. Note that in the decision of the court regarding the convening of meetings, the court appointed Prof. Amir Barnea to prepare and submit an opinion to the court and to the Company within 14 days of the court's decision (i.e., by July 11, 2016) in order to enable the Court to formulate its view in connection with the above mentioned authority, to the extent necessary. The opinion will examine the value of the Company prior to the arrangement, and regardless of that, the value of the consideration to be paid for the ordinary shares of the controlling shareholder as part of the arrangement. The Company will transfer copies of the opinion to all interested parties and publish it, to the extent there are no trade secrets, on its website and in an immediate report.

Description of the Arrangement

Below is a non-comprehensive description of the contemplated Arrangement. Please see the copy of the Arrangement attached hereto as Annex A for the complete terms of the Arrangement.

The Closing of the Arrangement is contingent upon, among others, the following: (i) approval of the financial creditors (including credit insurers) at the creditors meeting, (ii) approval of the Israeli court following convening of the meeting described above, (iii) receipt of agreed upon third party approvals for effectuating a change of control in the Company, (iv) the transfer of the acquired assets free and clear of any liens, (v) transfer of all outstanding shares to Mr. Ben Moshe, (vi) approval of the Mega Retail settlement agreement and supplement to settlement agreement, and (vii) approval of the Company's shareholders of the Arrangement, or, alternatively, court approval that shareholder approval is not required. The deadline for satisfying the closing conditions is July 31, 2016, subject to extension. More information on closing conditions is set forth below.

There is no guarantee that Ben Moshe will reach a final agreement with the Company’s financial creditors and credit insurers or that all the closing conditions for the Arrangement will be satisfied.

As part of the Arrangement, Ben Moshe would commit to make cash infusions of up to NIS 900 million (approximately $233.5 million) into the Company.

Cash Infusions by Ben Moshe

In general, Ben Moshe would commit to make the following cash infusions into the Company:

-	on the closing date, Ben Moshe would inject NIS 300 million (approximately $77.8 million) into the Company which are designated for partial payment of the debt to Company financial creditors and credit insurers and such additional amount agreed for the Company's immediate cash flow needs (collectively, the "First Injection");

-	following the closing date, Ben Moshe would inject into the Company, within 12 months of closing of the Arrangement, an additional amount, that together with the First Injection, would reach NIS 600 million;

-	Ben Moshe would inject an additional (third) NIS 300 million into the Company during the third year following the closing;

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-	Ben Moshe may make the cash injections into the Company in the form of subordinated convertible debt, capital notes or equity or as part of a private investment or as part of a rights offering or on account of participation in future rights offerings and/or exercise of rights or options exercisable into Company shares. To the extent paid by Ben Moshe (i) as part of a rights offering, the amounts will be paid on the terms in the rights offering and (ii) as part of a private offering, the amounts will be paid at a 10% discount to the market price at that time. Conversion of Ben Moshe's subordinated debt into Company shares would be made at a conversion rate of one ordinary share of the Company per NIS 0.136 of subordinated debt converted to shares; and

-	The balance of the financial debt following repayment at closing would be repaid as described below and would bear interest and linkage differentials as described in the Arrangement. The Arrangement contemplates the full repayment of the financial debt of the Company.

Additional Principal Terms

The Arrangement would contain the following additional principal terms:

-	at closing, a sum of NIS 30 million will be paid to the credit insurers (their remaining debt to be paid from the funds of Mega Retail's trustees), and a sum of NIS 270 million will be paid to the financial creditors;

-	annual interest rate of 6% would accrue beginning from 50 days prior to the closing and be paid semi-annually to financial creditors beginning on the sixth month following closing (until full repayment of the debt);

-	each of the Company's financial creditors will have the optional right to demand early repayment of its debt, which will be effectuated after the elapse of 12 months from the closing date. With respect to the holders of the Series C Debentures, the right to the early repayment option is being clarified with the Tel Aviv Stock Exchange, and a notification in this regard will be published prior to the convening of creditor meetings. Insomuch as the early repayment option in not permitted, a mandatory early repayment will be applied solely to all the holders of the Series C Debentures;

After the first repayment upon closing, the remaining financial debt owed to the Company's financial creditors will be repaid in four annual payments, each equal to 15% of the principal debt amount, upon completion of 12 months, 24 months and 36 months, and the balance of the debt within 48 months after closing;

-	until full repayment of the outstanding debt to the financial creditors, the Company will be entitled to effectuate early repayment of the debt accrued until such time (in whole or in part). Additionally, the Company undertook that a sum of NIS 90 million will be designated for early debt repayment of the financial debt owed to the financial creditors which will occur within six months of the closing date. If an early debt repayment is effectuated in the first three years from the closing date beyond the payment designated for that year, including the early debt repayment within three months from the closing date, 2.5% of the paid amount will be added to the repayment amount (not applicable to the amount paid upon the closing or amounts paid according to new repayment schedule);

-	all other outstanding debts or liabilities of the Company will be paid by the Company in the ordinary course of business as determined by the Company at its sole discretion (other than debt owed to joint creditors as defined in the settlement agreement with Mega Retail's trustees which is to be paid from the funds of Mega Retail's trustees in accordance with the settlement agreement). The Arrangement does not apply to debts or liabilities incurred towards creditors not determined to be financial creditors and credit insurers under the Arrangement;

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-	to secure full repayment under the Arrangement, at closing the Company would create a lien principally on the Company's unsecured shares in its subsidiaries Dor Alon Energy In Israel (1988) Ltd. and Blue Square Real Estate Ltd. for the benefit of the financial creditors and the credit insurers;

-	the financial creditors and credit insurers will be entitled to immediate repayment of their debt and to foreclose on the lien upon the occurrence of certain events, including among others: (i) delay in payment to them, (ii) a fundamental breach by the Company or Ben Moshe of their respective obligations, or (iii) dissolution proceedings;

-	upon the elapse of 12 months following full repayment of the debt of the financial creditors and credit insurers, the Company would be obligated to repay Ben Moshe the full amount of cash infusions paid to the Company in the form of debt that had not previously been converted to equity (subject to extension at the election of Ben Moshe); after repayment of the Company's financial debt, the debt to Ben Moshe will be linked and bear interest at 5%; and

-	Ben Moshe's obligation to make the cash infusions will end when the Company's obligations under the Arrangement terminate (including repayment of all financial debt).

Mega Retail Settlement Agreement

The Company announced on June 20, 2016 that following the execution of a settlement agreement between the trustees of Mega Retail and a private company controlled by Mr. Moti Ben Moshe (as approved by the Company), and the execution of a supplement to such settlement agreement, the Company filed a revised proposed Arrangement with the District Court in Lod, Israel. The revised Arrangement included changes, based on the settlement agreement with Mega, including with regard to the identity of the creditors under the proposed Arrangement and the manner of payment to the credit insurance companies. The approval of the settlement agreement is subject to various conditions precedent that have not yet been satisfied.

Closing Conditions and Requested Orders from the Court

The Arrangement is subject to the satisfaction of the following closing conditions, among others:

-	until June 27, 2016, the court would order the convening of creditor meetings to approve the Arrangement;

-	until July 21, 2016, the creditor meetings would approve the Arrangement;

-	until July 25, 2016, the court will approve the Arrangement (without conditions, unless approved explicitly in writing by the Company and Ben Moshe), and will grant the orders providing for the following:

-	until the date of closing, that no third party will have grounds for any demand or claim against the Company or any company under its control (including Blue Square Real Estate) or against any third party whatsoever based on the fact that control of the Company or any under company under its control has changed;

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-	all requests for class actions against the Company will be dismissed, and commencing from closing date, no requests for class actions will be submitted against the Company with respect to the period prior to closing;

-	(A) all the outstanding shares of the Company, all direct or indirect rights of any kind (including options), to receive shares of the Company will be assigned to Ben Moshe from their respective holders, such that, among other things, as of the closing date, the Company will not be required to issue shares (or rights and options thereof) to any third party, including rights to suppliers of Mega Retail to convert their debt into shares of the Company pursuant to that certain Mega Retail plan of arrangement dated July 2015. Alternatively, a court order under which all the outstanding shares of the Company all direct or indirect rights of any kind (including options and rights to suppliers of Mega Retail as described above), to receive shares of the Company will be erased and nullified at the date of closing for no consideration such that such equity will not confer upon its holder any benefit or any right to consideration, (B) Ben Moshe would receive at the closing date, whether by manner of share issuance or share transfer 66,161,860 shares of the Company, which would entitle Ben Moshe to 100% of the Company's share capital on a fully diluted basis, fully paid, non-redeemable and free and clear of any debt, liens, options or third party claims, (C) the issuance of the shares under this Arrangement can be effectuated without the need for a prospectus and the restrictions of Israeli securities regulations will not apply, (D) the acquisition by Ben Moshe of the shares will be effectuated in accordance with Section 350 of the Companies Law and not pursuant to a tender offer, and (E) effective upon closing, the Company will no longer be a publicly traded company and will thereafter be a private company.

-	approval of the TASE to the change in the terms of the Company's Series C Debentures;

-	the Company and Ben Moshe will agree to the list of agreements and approvals needed in connection with the transfer of control in the Company and any company under its control to Ben Moshe and consummation of the Arrangement, including under commitments and agreements to which the Company and companies under its control (including Blue Square Real Estate) are parties, and for which their receipt will be a closing condition for the Arrangement ("Required Approvals);

-	Approval of the Arrangement by the Company's shareholders, or alternatively, that the Company request that the court apply its authority in accordance with Section 350(13) of the Companies Law to approve the Arrangement without receipt of the affirmative vote of the Company's shareholders as described herein; and

-	transfer of the acquired assets (as defined in the control acquisition agreement) to Ben Moshe free and clear of any third party rights.

The last day for satisfaction of all conditions is July 31, 2016.

In the event not all the conditions are satisfied under the last day for satisfaction of the conditions as set forth above, each party will have the right to extend, at its sole discretion, the period to satisfy all conditions by no more than 14 days. In addition, insomuch as there is significant progress towards satisfaction of the closing conditions following the 14 day extension period, neither party will refuse, other than for reasonable grounds, an additional extension of up to 30 days for satisfaction of the closing conditions. In the event that court approval does not include the grant of an order for dismissal of third party claims regarding a change of control or class actions, or is not received on account of these orders, the creditors will be entitled to notify the Company and Ben Moshe that such conditions will no longer be contingencies for effectiveness of the Arrangement. Insomuch as the closing conditions are not satisfied by the final extended closing date, then the Arrangement will be null and void without any additional required action or notice, and all unless Ben Moshe notifies the Company (prior to the final extended closing date) in writing of its waiver of any conditions that were not satisfied and/or the parties to the Arrangement approve one or more extensions for the satisfaction of all or some of the conditions for such period of time as agreed upon between the parties.

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In the event prior closing of the Arrangement and its effectiveness, the agreement to acquire control of the Company is nullified according to law or if the commitment of Ben-Moshe to acquire control of the Company under its agreement with Alon is nullified (under section 4 of Ben Moshe offer from February 15, 2016), then the Arrangement will be nullified without any additional required action or notice.

The Arrangement contemplates the complete and irrevocable waiver of all claims among the parties, including (i) the Company, directly or indirectly (e.g., through a derivative claim), its external advisors and legal counsel, (ii) the financial creditors and the credit insurers or anyone acting on their behalf, including holders of Series C Debentures, the trustee of the Series C Debentures, the banks, and (iii) members of the board of directors of the Company who served during 2015, provided they did not serve as officers in the Company (other than service as a director), members of the board of directors of the Company who served during 2016, and non-director officers of the Company who served from January 1, 2016 until the date of submission of the request to convene meetings for the Arrangement.

The Company will publish in an immediate report in Israel no later than seven days prior to the date of the initial meeting of the Company’s debentures holders (which is scheduled for July 13, 2016) the final version of the Arrangement, including appendices for which the amended application specified that will be attached to the arrangement prior to convening a meeting of creditors and additional appendices which required an update, as well as the additional information that the Israeli Securities Authority required the Company to complete.

The entry into effectiveness of the Arrangement is dependent upon fulfillment of all precedent conditions set forth in Section 13 to the Arrangement.

Shareholders are being asked to approve the Purchaser proposal, pursuant to which the Purchaser will pay to shareholders, who are not a controlling shareholders, an aggregate amount of NIS 2 million for their shares in the Company (reflecting a price per ordinary share price of approximately NIS 0.11) at the closing date (or $$0.284 per ADS based on the representative rate of exchange as of July 5, 2016).

Required Vote

The affirmative vote of the holders of seventy-five percent (75%) of the shares present, in person or by proxy, and voting at the Meeting (without taking abstentions into account) is required to approve the Arrangement, provided that such majority vote at the Meeting includes at least a majority of the total votes of shareholders, who do not have a personal interest in the approval of the proposal, participating in the voting at the Meeting in person or by proxy, vote in favor of the proposal without taking abstentions into account.

Notwithstanding the above, the Company reserves its right to request that the court apply its authority in accordance with Section 350(m) of the Companies Law to approve the Arrangement without receipt of the affirmative vote of the Company's shareholders as described above.

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It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, to approve the proposed debt reorganization and arrangement, between the Company and its financial creditors, and to approve the execution of all related actions, including to approve that at the closing date all of the shares in the Company and all rights of any kind, directly or indirectly (including options) to receive or be issued shares of the Company, will be transferred to the Purchaser from their owners and/or by their holders (including from any registration company or any entity or person holding the shares and/or rights to shares), and the Purchaser on closing will pay the shareholders who are not a controlling shareholders a final absolute consideration in an aggregate amount of NIS 2 million for their shares in the Company (approximately NIS 0.11 per share) (or approximately $0.284 per ADS based on the representative rate of exchange as of July 5, 2016)).”

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the Meeting, but, if any other matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Avigdor Kaplan
Chairman of the Board of Directors

Dated: July 6, 2016

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Annex A

[unofficial translation from Hebrew]

Alon Blue Square Israel Ltd.

Arrangement

That was made and signed in Tel-Aviv on _________ ___, 2016

Whereas	the company (as defined below) has debts to the financial creditors (as defined below);

And whereas	the company contacted the financial creditors with a request to reach a debt arrangement with them with regard to its debts;

Wherefore it has been declared, stipulated and agreed between the parties as follows:

1.	Preamble

1.1	The preamble to this arrangement and its annexes constitute an integral part hereof.

1.2	The titles of the sections in this arrangement are for the sake of the convenience of reading only and they should not be used for the interpretation of this arrangement.

2.	Defendants

In this arrangement, the following terms (that appear in Hebrew alphabetical order) shall have the meaning that appears alongside them, unless expressly stated otherwise (the definitions were made for the sake of convenience only, and no consent or admission or waiver of any party should be derived from them, including with regard to rights or claims, including those of any parties including third parties):

2.1	‘The bonds’ – series C bonds in a total amount of NIS 360,565,696 nominal value (security no. 1121334).

2.2	‘Alon Cellular’ – Alon Cellular Ltd., private company 51-449389-9.

2.3	‘Bondholders’ meeting’ – a meeting of the bondholders.

2.4	‘Stock exchange’ – the Tel-Aviv Stock Exchange Ltd.

2.5	‘The controlling owners’ – Alon Israel Oil Company Ltd., public company 52-004169-0 and/or Alon Retail Ltd., private company 51-338738-1 (as applicable).

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2.6	‘Related entity’ – with regard to any person or entity, any other person or entity that controls it, that is controlled by it, or that is controlled by whoever controls it or a corporation controlled by any of the aforesaid, all of which whether directly or indirectly.

2.7	‘Dor Alon’ – Dor Alon Energy in Israel (1988) Ltd., public company 52-004387-8.

2.8	‘The banks’ – FIBI, Bank HaPoalim, Bank Discount, Bank Leumi and Bank Mizrahi, each as defined below:

2.8.1	‘FIBI’ – the First International Banks of Israel Ltd.

2.8.2	‘Bank HaPoalim’ – Bank HaPoalim Ltd.

2.8.3	‘Bank Discount’– Israel Discount Bank Ltd.

2.8.4	‘Bank Leumi’ – Bank Leumi LeIsrael B.M.

2.8.5	‘Bank Mizrahi’ – Bank Mizrahi-Tefahot Ltd.

2.9	‘The arrangement’ or ‘this arrangement’ – this debt arrangement (with its annexes), which regulates the payment of all of the comprehensive bank debt, the payment of all of the debt to credit insurers and the payment of all of the debt to the bondholders, starting from the completion date.

2.10	‘The required consent’ – consent that will be given at a meeting of the financial creditors (or in a signed document in lieu of a meeting) with a majority of 75% of the balance of the comprehensive debt as of the relevant date (the trustee of the bondholders will vote at the aforesaid meeting on behalf of the bondholders by virtue of the company’s debt to them, pursuant to the decision of the bondholders that will be adopted in accordance with the provisions of the amended trust deed at a preliminary meeting of the bondholders which will be convened before the aforesaid creditors’ meeting).

2.11	‘The company’ – Alon Blue Square Israel Ltd., public company 52-004284-7.

2.12	‘The comprehensive bank debt’ – at any given time: the combined amount of the debt to each bank to all of the banks jointly as of that time.

2.13	‘The comprehensive debt’ – at any given time: the comprehensive bank debt at that time and the debt to the bondholders at that time together with the debt to credit insurers as of that date.

2.14	‘The principal of the financial debt’ – the debt to the bondholders and the banks (including the debt to Bank Mizrahi that is not for the joint debt) as of July 1, 2015 (‘the base date’), and with regard to Bank Mizrahi for the joint debt (only) – the balance of the debt in the joint account as of January 17, 2016 (‘the base debt’ with regard to Bank Mizrahi), including interest and/or linkage differentials, commissions and expenses that have accrued as of the base date insofar as these have not been paid thereafter, all of which as stated in Annexes 1A and 1B of this arrangement in the ‘Principal of the debt’ column, as well as debts to credit insurers (as defined below).

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2.15	‘The debt to each bank as of the publication date’ – the debt to each bank as of the publication date, which includes the principal of the financial debt together with interest and linkage differentials that have accrued from the base date pursuant to the Interest Terms Annex (Annex 3) and have not yet been paid as of the publication date.

2.16	‘The debt to the bondholders as of the publication date’ – the debt to the bondholders as of the publication date, which includes the principal of the financial debt together with interest and linkage differentials that have accrued from the base date pursuant to the Interest Terms Annex (Annex 3) and have not yet been paid as of the publication date.

2.17	‘The debt to each bank’ – the debt to the bank as it stood as of the base date (as stated in section 5.1 below and as stated in Annex 1A under the column ‘principal of the debt’), together with interest and/or indexation differentials according to the terms of the Interest Annex (as this term is defined below) for the period until the completion date, and from the completion date onwards together with interest and indexation differentials in accordance with this arrangement, and at any given date – plus any payment due to the bank from the company pursuant to this arrangement as of that date, after deduction of any amount that was paid to the bank after the base date, and with regard to Bank HaPoalim – starting from the completion date – with the addition also of the debt to Bank HaPoalim for the Bee Group less any amount insofar as it will be paid to Bank HaPoalim for that debt. To avoid doubt, the aforesaid relates solely to the debt regulated pursuant to the terms of this arrangement.

2.18	‘The debt to the bondholders’ – the debt to the bondholders as it stood as of the base date (as stated in section 5.2.1 below and as stated in Annex 1B under the column ‘principal of the debt’), together with interest and indexation differentials according to the terms of the Interest Annex (as this term is defined below) for the period until the completion date, and from the completion date onwards together with interest and indexation differentials in accordance with this arrangement, and at any given date – plus any payment due to the bondholders pursuant to this arrangement as of that date, after deduction of any amount that was paid after the base date.

2.19	‘The debt to credit insurers’ – the guaranteed debt to the credit insurers as such term is defined in the supplement to the settlement agreement with Mega Retail Ltd.'s trustees (as this term is defined in section 5.7 below), which shall stand at the maximum amount of NIS 86,875,109. Without derogating from the provisions of the supplement to the settlement, it is clarified, to avoid doubt, that any other debt of Mega to the credit insurers shall not constitute ‘the debts to the credit insurers,’ the company is not liable for it and in any case this arrangement is not intended to regulate it.

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2.20	‘Mega’s guaranteed debt’ – a joint debt of the company and Mega (as this term is defined below) and Mega’s guaranteed debt (as this term is defined below), jointly.

2.21	‘The internal ratio’ – with regard to the banks: the internal ratio between the debts to the banks inter se as they stand on a given date, i.e., the amount of the debt to each bank as of a given date for the comprehensive bank debt as it is as of a given date. With regard to the credit insurers: the internal ratio between the credit insurers inter se as they are as of a given date.

2.22	‘The new index’ – the index known on the date of making the indexation calculation within the framework of this arrangement.

2.23	‘The publication debt’ – March 31, 2016.

2.24	‘credit insurers’ – Clal Credit Insurance Ltd. and B"ASASACH the Israel Company for Credit Insurance Ltd., as the credit insurers of Mega Retail Ltd.'s suppliers.

2.25	‘The financial creditors’ – Each of the banks (each bank for the debt to that bank) and the bondholders (for the debt to the bondholders) and each of the credit insurers (for the debts to the credit insurers, as defined above).

2.26	‘The agreement for the acquisition of control’ – the buyer’s offer of February 15, 2016, including all of the addenda to it (including the consents between the buyer and the controlling owner that were set out in the notice filed on June 19, 2016, with the court) and the acceptance notice of the controlling owners of February 28, 2016, which are attached as Annex 13.

2.27	‘Indexation’ or ‘linked to the index’ – multiplying the amount that needs to be linked to the index by the new index and dividing the result by the base index. However, if the new index will be lower than the base index, then for the purpose of this calculation the new index will be equal to the base index.

2.28	‘The buyer’ – C.A.A. Extra Holdings Ltd., private company 515068849 (hereinafter: ‘C.A.A.’), which is controlled by Mr. Moti Ben-Moshe and wholly owned by him; or any other company that was incorporated in Israel and is controlled by Mr. Moti Ben-Moshe, provided that the percentage of his holdings in the other company shall not be less on the completion date than 51% (hereinafter: ‘the other company’) of which C.A.A. will give notice in writing to the company, the banks and the trustee of the bonds, until the completion date, that it is the buyer. From the date of C.A.A.’s notice and the signature of the other company instead of the buyer at the bottom of this arrangement with regard to taking on all of C.A.A.’s undertakings, the other company shall replace C.A.A. for all intents and purposes as the buyer, and inter alia the other company shall sign as aforesaid at the end of this arrangement as the buyer instead of C.A.A., which will be released as of the date of its aforesaid notice and the signature of the other company instead of the buyer at the bottom of this arrangement with regard to taking on all of C.A.A.’s undertakings from any undertaking in connection with this arrangement.

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2.29	‘Extra’ – ExtraHolding GMBH.

2.30	‘The debt to Bank HaPoalim for the Bee Group’ – the debt to Bank HaPoalim stated in Annex 8, which has become (or will become) the debt of the company upon completion of the merger of Bee Group Ltd. into the company, shall be regarded as a part of the debt to Bank HaPoalim that is regulated in this arrangement and shall be paid pursuant to the terms of the comprehensive debt pursuant to this arrangement, apart from for the purpose of the collateral (as stated in section 10 below).

2.31	‘The Companies Law’ – the Companies Law, 5759-1999, and the regulations pursuant thereto, from time to time.

2.32	‘The Securities Law’ – the Securities Law, 5728-1968, and the regulations pursuant thereto, from time to time.

2.33	‘Trading day’ – a day on which there is trading on the stock exchange.

2.34	‘Business day’ – Sundays through Fridays, with the exception of days on which the branches of the banks in Israel are closed to the general public.

2.35	‘The debt-collateral ratio’ – the ratio between the comprehensive debt on a certain date (not including the debt to Bank HaPoalim for the Bee Group that will be deducted from the comprehensive debt for the purposes of calculating the debt-collateral ratio), as the numerator, and the value of the ‘charged assets’ (as they are defined in section 10.1 below) that will be equal to the average of the closing prices of the shares that constitute the charged assets on the stock exchange in the thirty trading days that preceded that date (and insofar as one of the aforesaid ‘charged assets’ will stop being traded on the Stock Exchange, the value of that charged asset in accordance with an outside appraisal of an outside entity with expertise and goodwill, where the date on which it was made will be within the period of twelve months prior to the relevant date), as the denominator. It is clarified that any asset that is not included within the framework of the ‘charged assets’ (as defined in section 10.1 below) shall not constitute a part of the charged assets and shall not be regarded as a part of their value. In any case where money has been charged pursuant to the provisions of section 10.6 below, then for the purpose of examining the debt-collateral ratio, that money (the ‘net receipts’ as defined in section 10.6 below) shall be regarded as if it had paid off a part of the comprehensive debt (i.e., the amount of the charged money as aforesaid shall be deducted from the amount of the numerator, and for the avoidance of doubt, charged assets that were sold pursuant to section 10.6 below shall not be included in the denominator).

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2.36	‘The pro rata amount’ – as of a given date – the ratio between the comprehensive bank debt, on the one hand, and the debt to the bondholders and the debt to credit insurers, on the other, out of the comprehensive debt as of that given date. It is clarified that the pro rata ratio shall not be affected by payments that will be made to a creditor pursuant to this arrangement on account of an interest debt, which shall also be made pro rata on each relevant date (with the exception of a payment on account of a debt for linkage differentials and interest for the period prior to the completion date, which will be paid on the completion date as stated in section 6.1 below, and payment on the optional redemption date as stated in section 6.5.1 below), but only for payments on account of the principal of the debt.

2.37	‘Index’ – the Consumer Price Index including fruits and vegetables, which is published by the Central Bureau of Statistics or any other official entity or institution that will replace it.

2.38	‘The base index’ – the index that was published on November 15, 2015 (i.e., the index for October 2015), which is 99.6 points.

2.39	‘Mega’ – Mega Retail Ltd. (in a suspension of proceedings), private company 51-003618-7.

2.40	‘The completion date’ – as this term is defined in section 13.3 below.

2.41	‘The bondholders’ – the following bondholders: (a) someone in whose favor bonds are registered with a stockbroker, and those bonds are included among the bonds that are registered in the Register of Bondholders in the name of a registration company; or (b) someone in whose favor bonds are registered in the Register of Bondholders.

2.42	‘The completion documents’ – all of the documents that will be signed and/or delivered on the completion date, as stated in section 13.3 below, and which will constitute an integral part of this arrangement.

2.43	‘Register of Bondholders’ – the Register of Bondholders maintained pursuant to the provisions of sections 35H2 and 35H3 of the Securities Law.

2.44	‘Trustee of the bondholders’ – Hermetic Trust (1975) Ltd., which acts as trustee for the bondholders.

2.45	‘Eden’ – Eden Health Teva Market Ltd. (in liquidation), private company 51-333020-9.

2.46	‘Alon Cellular guarantee’ – the guarantees attached hereto as Annex 7.

2.47	‘The existing bank guarantees’ – bank guarantees of the banks in favor of the company, which are attached below as Annex 6.

2.48	‘Bee Group’ – Bee Group Retail Ltd., private company 51-188490-0.

2.49	‘Family member,’ ‘interested party,’ ‘distribution,’ ‘control’ – as these terms are defined in the Companies Law.

2.50	‘Blue Square Real Estate’ – Blue Square Real Estate Ltd., 51-376585-9.

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2.51	‘The original trust deed’ – the trust deed that was signed between the company and the trustee of the bondholders on November 8, 2010 (and which pursuant to the provisions of this arrangement will be replaced on the completion date by the amended trust deed).

2.52	‘The amended trust deed’ – the amended trust deed (which is attached hereto as Annex 4 of this arrangement), which will be signed between the company and the trustee of the bondholders and which will come into effect on the completion date and replace and be instead of the original trust deed.

3.	Annexes of the arrangement (the annexes of the arrangement that were not attached to the arrangement on the date of filing it with the court together with the revised motion for convening a creditors’ meeting shall be attached to the arrangement with the wording that will be approved by the parties, before the date of convening the creditors’ meeting for approval of the arrangement. The annexes of the arrangement which are attached to the arrangement along with the revised motion for convening a creditor's meeting will be updated, if necessary, in proximity to the date of the creditors' meeting):

3.1	Annex 1A – details of the debt to each bank as of the publication date, which includes the principal of the financial debt, the comprehensive bank debt and the internal debt, all of which as of the publication date (attached).

3.2	Annex 1B – details of the debt to the bondholders as of the publication date (attached).

3.3	Annex 2 – Settlement Agreement with Mega Retail's trustees and the supplement to the Settlement Agreement with Mega Retail's trustees (attached).

3.4	Annex 3 – Interest Terms Annex (attached).

3.5	Annex 4 – the amended trust deed (will be attached before the date of convening the creditors’ meeting for approval of the arrangement).

3.6	Annex 5 – a list of the bank accounts for payment pursuant to this arrangement to each of the financial creditors (will be attached before the date of convening the creditors’ meeting for approval of the arrangement).

3.7	Annex 6 – the existing bank guarantees (attached).

3.8	Annex 7 – the Alon Cellular guarantee (attached).

3.3	Annex 8 – details of the debt to Bank HaPoalim for the Bee Group (attached).

3.10	Annex 9 – a letter of reduction (will be attached before the date of convening the creditors’ meeting for approval of the arrangement).

3.11	Annex 10 – a letter of undertaking from Extra to the company (attached).

3.12	Annex 11 – debts to the controlling owners (and their controlling owners) (attached).

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3.13	Annex 12 – notice of exercising an optional early redemption (will be attached before the date of convening the creditors’ meeting for approval of the arrangement).

3.14	Annex 13 – agreement for the acquisition of control (attached).

3.15	Annex 14 – the new bank loan agreements (will be attached before the date of convening the creditors’ meeting for approval of the arrangement).

3.16	Annex 15 – the charge documents (will be attached before the date of convening the creditors’ meeting for approval of the arrangement).

3.17	Annex 16 – approval of an officer for the release clause (will be attached before the date of convening the creditors’ meeting for approval of the arrangement).

3.18	Annex 17 – the Articles of the company, amended pursuant to the provisions of 13.2.1.3 (c) (will be attached before the date of convening the creditors’ meeting for approval of the arrangement).

3.19	Annex 18 – specific assets that will be charged in favor of the Bank HaPoalim debt for the Bee Group (will be attached before the date of convening the creditors’ meeting for approval of the arrangement).

3.20	Annex 19 – details of the sections of the buyer’s undertakings (attached).

3.21	Annex 20 – The guarantee of Doctor Baby Marketing and Distribution 888 Ltd. (in dissolution) covering the debts of the Bee Group toward Bank Hapoalim (to be attached prior to the date of convening the meeting of creditors for approval of the arrangement).

3.21	Annex 21 – Consent of Company counsel attached to the motion to convene a meeting of creditors (to be attached prior to the date of convening the meeting of creditors for approval of the arrangement).

4.	General – nature of the arrangement

4.1	The purpose of this arrangement is the regulate the comprehensive debt.

4.2	Starting from the completion date, the payment and terms of the comprehensive debt will be solely in accordance with and subject to the provisions of this arrangement only.

5.	Debts of the company

5.1	The comprehensive bank debt and the debt to each bank

The parties agree that:

5.1.1	The debt to each bank as of the publication date (including any credit / loan / service / according to its terms) is only as stated in Annex 1A, which includes a split between debts for principal and debts for interest, and is classified within the framework of the annex as follows:

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5.1.1.1	Debt for an account that belongs only to the company (hereinafter: ‘non-joint direct debt’);

5.1.1.2	Debt in a joint account of the company together with Mega (hereinafter: ‘joint debt of the company and Mega’);

5.1.1.3	Debt of the company to a bank for a guarantee of the company in favor of the bank for Mega’s debt to the bank, including Mega’s debt that derives from guarantees that Mega gave to Eden (hereinafter: ‘Mega’s guaranteed debt’);

5.1.1.4	Debt of the company to a bank for the company’s guarantee in favor of the bank for Eden’s debt to the bank (hereinafter: ‘Eden’s guaranteed debt’);

5.1.1.5	The company’s debt to Bank HaPoalim for the Bee Group.

5.1.2	The comprehensive bank debt as of the date of publication does not include the following:

5.1.2.1	Debts for instruments of the company that were assigned to any of the banks by third parties (insofar as there are any). It is clarified that such debts are and will have the status of ordinary debt (they will not be secured by the charged assets and they will not be included in the debt to any bank, and consequently they will not change the internal ratio and/or the pro rata ratio, for all intents and purposes); the company confirms that the amount of the company’s checks that were drawn by it and have not yet been paid as of May 1, 2016, does not exceed a sum of NIS 1 million. It is clarified that the company’s approval with regard to the aforesaid amount of NIS 1 million shall not constitute a representation or consent on the part of any of the banks;

5.1.2.2	Debt (insofar as there will be any) relating to the existing bank guarantees. The maximum debt that may arise, if any, for these guarantees is a sum that does not exceed NIS 1 million;

5.1.2.3	Debt (insofar as there will be any) with regard to a guarantee of Alon Cellular (which adopted a voluntary liquidation resolution on December 30, 2015). The maximum debt that may arise, if any, for this guarantee is a sum of NIS 2 million, linked to the index.

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5.1.3	Each of the banks confirms absolutely, finally and irrevocably (with regard to itself only) what is stated in this section above and the balance of the company’s debt to it as of the publication date, as stated in Annex 1A (and with regard to Bank Hapoalim, also as stated in Annex 8), and also that the component of interest included in the aforesaid balance of the debt was accrued in accordance with the provisions of Annex 3 of this arrangement, which sets out the interest terms for the debt in the period from the base date to the completion date (hereinbefore and hereinafter: ‘the Interest Terms Annex’), and that as of the completion date the company has no additional debt to it beyond what is stated in section 5.1 above, with the exception of linkage differentials and/or interest that will accrue on the debt to each bank as of the publication date for the period from the publication date to the completion date, pursuant to the provisions of the Interest Terms Annex. Each of the banks also confirms with respect to itself that apart from the debts stated above in this section 5.1, and subject to performance of all of the operations on the completion date that are a condition for the arrangement coming into effect, it (or anyone acting on its behalf directly or indirectly) neither has nor will have, and it waives in favor of the company, all contentions, claims, objections or challenges for the period up to the completion date for and/or with regard to the amount and terms of the debt (without derogating from what is stated in section 14 below). Nothing in the aforesaid shall derogate from the company’s undertakings pursuant to this arrangement, including with regard to the payment of the debt pursuant to this arrangement.

5.1.4	The bank confirms absolutely, finally and irrevocably in favor of each of the banks and/or an entity connected to the banks and/or any of the organs, officers and employees of the banks and/or anyone acting on their behalf what is stated in this section 5.1 above and the balances of the company’s debts to the banks as of the publication date, as stated in Annex 1A. The debts stated in Annex 1A were examined by the company and were found to be correct, and subject to the performance of all of the operations on the completion date that are a condition for the arrangement coming into effect, the company (or anyone acting on its behalf directly or indirectly) neither has nor will have, and it waives in favor of each of the banks, all contentions, claims, objections or challenges for and/or with regard to the amount of the debts stated in Annex 1A and the terms thereof (without derogating from what is stated in Annex 14 below).

5.1.5	The company recognizes the validity and force of all of the external documents (as defined below), and all of its undertakings to the banks pursuant to those documents and it (or anyone acting on its behalf) neither has nor will have any contention and/or claim and/or demand with regard to the aforesaid documents, including a contention of a discrepancy and/or a lack of validity and/or prescription and/or mistake and/or misrepresentation and/or any other claim, and that these documents will continue to remain fully valid. However, notwithstanding the aforesaid, from the completion date the external documents will apply subject to and pursuant to the provisions of section 17 below.

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5.2	The debt to the bondholders

The parties agree that:

5.2.1	The debt to the bondholders as of the publication date, including every debt for principal, interest that has accrued and has not yet been paid, and linkage differentials that have accrued and not yet been paid, is as stated in Annex 2B of the arrangement.

5.2.2	The trustees and the bondholders confirm absolutely, finally and irrevocably, the debt to the bondholders as of the publication date (as stated in Annex 1B), and they also confirm that the component of interest included in the aforesaid balance of the debt was accrued in accordance with the provisions of the Interest Terms Annex, and they also confirm that as of the completion date the company does not have any additional debt to the bondholders beyond what is stated in section 5.2 above, with the exception of linkage differentials and/or interest that have accrued on the debt to the bondholders as of the publication date for the period from the publication date to the completion date pursuant to the provisions of the Interest Terms Annex. The trustee and the bondholders also confirm that apart from the debt to them as stated in this section 5.2 and subject to the performance of all of the operations on the completion date that are a condition for the arrangement coming into effect, they (or anyone acting on their behalf directly or indirectly) neither have nor will have, and they waive in favor of the company, any contentions, claims, objections or challenges for the period up to the completion date for and/or with regard to the amount and terms of the debt (without derogating from what is stated in section 14 below). Nothing in the aforesaid shall derogate from the company’s undertakings pursuant to this arrangement including with regard to the payment of the debt pursuant to this arrangement.

5.2.3	The company absolutely, finally and irrevocably confirms to the trustee and/or the trustee’s agents (including the representation, the economic advisers and attorneys) and/or the bondholders what is stated in this section 5.2 above and the balance of the company’s debt to the bondholders as of the publication date, as stated in Annex 2; the debts stated in Annex 1B were examined by the company and were found to be correct; and subject to the performance of all of the operations on the completion date that are a condition for the arrangement coming into effect, the company (or anyone acting on its behalf directly or indirectly) neither has nor will have, and it waives in favor of each of the parties mentioned in this section 5.2.3 above, any contentions, claims, objections or challenges for the period up to the completion date, for and/or with regard to the amount of the debts stated in Annex 2 and the terms thereof (without derogating from what is stated in section 14 below).

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5.3	Each of the banks and the bondholders declares and confirms, with regard to itself only, that from the base date to the date of signing this arrangement, it has not received any payment on account of the principal of the debt to it.

5.4	The debts of the credit insurers

5.4.1	The company confirms that the debts to the credit insurers are as stated in section 2.19 above, and it is agreed that all of the debts to the credit insurers shall be paid by the company only in accordance with the provisions of this arrangement and in accordance with the provisions of the supplement to the settlement with Mega’s trustees.

5.5	Other debts

The parties agree that from the completion date any debt or undertaking of the company of every kind or type (whether conditional or certain), but excluding the comprehensive debt whose terms are regulated within the framework of this arrangement, will be paid by the company in the normal course of the company’s business and on terms that will be determined by the company at its discretion and subject to every law, other than debt on account of joint-creditors as such term is defined in the settlement agreement with Mega Retail Ltd.’s trustees as indicated in Section 5.7 below, which shall be paid from the trustee's fund in accordance with said settlement agreement.

5.6	Existing owners’ loans

5.6.1	The company declares that the company has a debt in an amount of approximately one hundred and ten million new sheqels (NIS 110,000,000) (hereinafter: ‘the bridging debt’) for a linked bridging loan that was advanced to the company by Alon Oil Company Israel Ltd., which will be assigned in full and irrevocably to the buyer on the completion date, and which, according to its terms, will be paid out of the consideration that the company will receive for the controlling owners’ share of the rights issue that the company will make, if and insofar as it is made. Within the framework of this arrangement, it is agreed that after the completion date the bridging debt may be converted at its choice and in accordance with the terms at the buyer’s discretion, including by way of repayment of the bridging debt to the buyer by the company and use of the amount that will be returned as aforesaid within the framework of a rights issue, insofar as the buyer will choose to make use of the bridging debt within the framework of a rights issue). The company and the buyer hereby confirm and agree within the framework of this arrangement that until payment of the whole of the comprehensive debt, the bridging debt will be subordinated and inferior to the comprehensive debt in such a way that in no case, condition or circumstances (including within the framework of the company’s insolvency proceedings) shall the bridging debt be repaid before the comprehensive debt is repaid in full, and inter alia the buyer shall not be entitled to any payment whatsoever on account of the bridging debt before the comprehensive debt is repaid in full pursuant to this arrangement. Nothing in the aforesaid shall derogate from the buyer’s right to file debt claims within the framework of the company’s insolvency proceeding or any other proceeding in which debt claims will be filed against the company, for the bridging debt, but it is clarified that even within the framework of such a proceeding the bridging debt shall be subordinated and inferior to the comprehensive debt, in accordance with the above provision. The buyer’s confirmation of the subordination of the bridging debt as stated in this section above is attached hereto as Annex 9. Nothing in the aforesaid shall derogate from the buyer’s right to make use of the bridging debt within the framework of a rights issue as stated at the beginning of this section above (insofar as the buyer shall choose at its discretion to make use of the bridging debt within the framework of a rights issue, and without it being liable to do so) or to pay the bridging debt on the conditions stated in section 8.10 below. Without derogating from the fact that the bridging debt is subordinated and inferior to the comprehensive debt, the company confirms that in the relationship between it and the buyer it shall not have any right of offset, lien, forfeiture or any similar self-help right with respect to the bridging debt, which it might have had pursuant to any law or agreement.

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5.6.2	The company declares that the company has a debt in an amount of approximately sixty million new sheqels (NIS 60,000,000) for a linked loan that was advanced to the company by Alon Oil Company Israel Ltd., according to the terms of which it will be repaid after the payment of the whole of the debt to the financial creditors. This loan will be fully and irrevocably assigned to the buyer on the completion date (hereinafter: ‘the debt to the buyer’). Within the framework of this arrangement, it is agreed that until the repayment of the whole of the comprehensive debt, the debt to the buyer shall be subordinated and inferior to the comprehensive debt in such a way that in no case, condition or circumstances (including within the framework of the company’s insolvency proceedings), the debt shall not be repaid to the buyer before the whole of the comprehensive debt is repaid, and inter alia the buyer shall not be entitled to any payment whatsoever on account of the debt to the buyer before the comprehensive debt is repaid in full pursuant to this arrangement. Nothing in the aforesaid shall derogate from the buyer’s right to file debt claims within the framework of the company’s insolvency proceeding or any other proceeding in which debt claims will be filed against the company, for the debt to the buyer, but it is clarified that even within the framework of such a proceeding the debt to the buyer shall be subordinated and inferior to the comprehensive debt, in accordance with the above provision; the buyer’s confirmation of the subordination of the debt to the buyer as stated in this section above is attached hereto as Annex 9. Without derogating from the fact that the debt to the buyer is subordinated and inferior to the comprehensive debt, the company confirms that in the relationship between it and the buyer it shall not have any right of offset, lien, forfeiture or any similar self-help right with respect to the debt to the buyer, which it might have had pursuant to any law or agreement.

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5.6.3	The company declares and confirms that the balance of the company’s debts to the controlling owners (or to the controlling owners thereof) as of the publication date is as stated in Annex 11 and that to the best of its knowledge, apart from those debts the company has no additional debts to the controlling owners (or to the controlling owners thereof).

5.6.4	To avoid doubt, it is clarified that from the completion date, and insofar as the conditions for this arrangement coming into effect are fulfilled, the conditions of the bridging debt and of the debt mentioned in section 5.6.2 above will change, in accordance with and subject to the provisions of this arrangement.

5.7	Mega

The company provided its consent to the provisions of the settlement agreement with the trustees of Mega Retail dated May 26, 2016 (hereinbefore and hereinafter: the "Settlement Agreement with Mega's Trustees") and to the terms of the supplement to the Settlement Agreement with Mega's Trustees (hereinbefore and hereinafter: the "Supplement to the Settlement Agreement with Mega's Trustees"). The Settlement Agreement with Mega's Trustees and the Supplement to the Settlement Agreement with Mega's Trustees are attached to this arrangement as Annex 2.

5.8	Approvals and consents

The company declares and confirms that it has examined, checked and received (in all of the competent organs pursuant to law, with the exception of the shareholders’ meeting, insofar as it is required) the approvals required pursuant to its documents of incorporation and pursuant to any law for the purpose of entering into this arrangement and for the purpose of performing its undertakings pursuant hereto. The company confirms that the persons signing this arrangement on its behalf are competent to do so, and their signature together with the company’s stamp binds the company.

6.	Repayment of the debt

6.1	Immediate repayment on the completion date

On the completion date, the company shall pay the financial creditors, on account of the comprehensive debt as of that date, a total amount of NIS 300,000,000 (three hundred million New Sheqels) (the "Initial Amount") as detailed below:

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(a)	An amount of NIS 270,000,000 (two hundred and seventy million New Sheqels) from the Initial Amount shall be paid at the time of closing to the banks and the bondholders (hereinafter: ‘the Initial Amount to the Banks and the Bondholders’). The Initial Amount to the Banks and the Bondholders shall first repay any debt of interest and linkage differentials that have accrued (and have not been paid) to any of the banks and bondholders in the period up to the completion date (i.e., the interest and linkage differentials that have accrued (and have not been paid) from the base date until the completion date for the principal of the financial debt to the banks and the bondholders, pursuant to the Interest Terms Annex, applicable to the banks and the bondholders, according to which: (a) for the period from the base date until fifty days before the completion date, the consensual interest of each one of the banks and the bondholders shall apply as stated in the Interest Terms Annex; (b) for the period from 50 days before the completion date annual interest of 6% shall apply; (c) for the period from the base date until the completion date, provisions regarding linkage (insofar as there any any) of each debt shall apply in accordance with its terms);

After this, the balance of the Initial Amount to the Banks and the Bondholders will be used, on the date of closing, for payment to the banks and bondholders only, on account of the principal of the financial debt owed to the banks and bondholders, in accordance with the pro rata ratio (for this purpose, the pro rata ratio will be calculated with regard to the banks and bondholders only) and the internal ratio as of the completion date.

(b)	An amount of 30,000,000 NIS (Thirty million Sheqels) from the Initial Amount shall be paid on the date of closing to the credit insurers on account of the debt owed to the credit insurers pro-rata amongst the credit insurers on the date of closing.

6.2	Repayment schedule

The repayment schedule for the repayment of the comprehensive debt by the company to each of the financial creditors (other than the credit insurers) will be on identical dates as stated below.

6.3	Continuation of the payments of the debts to the creditors

The balance of the amount of the debts to the financial creditors (other than credit insurers) following the making of payments in accordance with Section 6.1, shall be repaid as follows:

6.3.1	A sum of 15% of the amount of the principal of the financial debt (other than debt owed to credit insurers) (i.e., for all of the them jointly, a sum of NIS 137,846,000) (based on the index of June 2016) (together with indexation differentials and interest as stated below) shall be paid to each financial creditor (banks and bondholders) 12 months after the completion date.

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6.3.2	A sum of 15% of the amount of the principal of the financial debt (other than debt owed to credit insurers) (together with indexation differentials and interest as stated below) shall be paid to each financial creditor (banks and bondholders) 24 months after the completion date.

6.3.3	A sum of 15% of the amount of the principal of the financial debt (other than debt owed to credit insurers) (together with indexation differentials and interest as stated below) shall be paid to each financial creditor (banks and bondholders) 36 months after the completion date.

6.3.4	The balance of the amount of the principal of the financial debt (other than debt owed to credit insurers) (together with indexation differentials and interest as stated below) shall be paid to each financial creditor (banks and bondholders) 48 months after the completion date.

6.3.5	All of the aforesaid amounts of the principal of the debt shall be linked to the index (as this term is defined above) and shall bear the arrangement interest (as defined below).

6.3.6	The repayment of each aforesaid amount of the principle of debt on the dates stated in this section 6.3 shall also include the amount of the linked interest that accrued and was not paid until that date for the amount of the principal being paid.

6.3.7	To avoid doubt, it is clarified that each of the payments stated in section 6.3 above, to each bank and the bondholders shall not exceed the debt to that bank or the debt to the bondholders, as applicable, as it will be as of the date of that payment (insofar as there will such a debt).

6.3A	The balance of the debt owed to credit insurers following the making of payments in accordance with Section 6.1(b) above will be repaid in accordance with the Supplement to the Settlement Agreement with Mega's Trustees.

6.4	Interest

6.4.1	From the completion date, the balance of the principal of the financial debt to the banks and bondholders only (not including the principal of the financial debt to the credit insurers), when it is linked to the index, shall bear uniform and identical linked interest at a rate of 6% per annum (hereinafter with respect to the banks and bondholders: ‘the arrangement interest’).

For example, if the amount of the principal in a certain annual payment is NIS 100 and the amount of the interest that will be repaid together with the annual payment of the principal is NIS 3, then these amounts (a total of NIS 103) shall be linked to the index until the date of the annual payment.

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The arrangement interest shall be paid to the banks and the bondholders only in semi-annual instalments, i.e. the initial date that is six (6) months from the completion date and the second date which is twelve (12) months from the completion date (each year), etc.

6.4.2	There will be no interest charged on account of the debt owed to the credit insurers.

6.5	Early redemption

6.5.1	Optional early redemption of the banks and bondholders:

6.5.1.1	12 months after the completion date (hereinafter: ‘the optional redemption date’), the company shall repay to each of the financial creditors (other than the credit insurers) that gives notice that it so wishes, in an early repayment, the balance of the debt to him (i.e., with regard to the bondholders that will give notice of their desire for early redemption, the company shall pay the debt to those bondholders as of the date of the optional redemption, and with regard to each of the banks that will give notice as aforesaid, the debt to each bank as of the optional redemption date) (hereinafter: ‘optional early redemption’);

6.5.1.2	To that end, each of the financial creditors (other than the credit insurers) (and with regard to the bondholders – each bondholder with respect to himself) shall give notice to the company in writing, no later than nine months after the completion date (hereinafter: ‘the date of delivery of the exercise notice’), with the wording of the notice determined in Annex 12 of this arrangement, or with the wording that will be published by the company on MAGNA, of his desire for optional early redemption (the notice with the aforesaid wording shall be called hereinafter: ‘the exercise notice’);

6.5.1.3	If a creditor does not deliver an exercise notice by the date of delivery of the exercise notice, he shall be regarded as having chosen not to realize his right to the repayment of the debt to him in the optional early redemption, and his right thereto will expire.

6.5.1.4	An amount equal to 2.5% of the amount of the balance paid in optional early redemption shall be added (as additional interest) to the amount that will be paid pursuant to this section 6.5.1 above on the early redemption date; ‘the amount of the balance’ means in this section 6.5.1 – with respect to optional early repayment (the calculation below is for each creditor separately with respect to his share) – the amount of the principal that the company shall pay in optional early redemption; less the amount fixed for payment to the creditors to whom optional early redemption will be made pursuant to section 6.3.1 above only; plus any amount that will be paid de facto pursuant to section 6.5.3 below as early repayment, where it is clarified that the early repayment commission for it is not taken into account (it is clarified that insofar as the result of the above calculation will be negative, then the surplus amount will be equal to zero (0)).

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For example, insofar as the amount of the principal that the company repaid in optional redemption is NIS 400 million and insofar as the fixed amount for payment to the creditors to whom an optional early repayment will be made pursuant to section 6.3.1 above is NIS 150 million and insofar as a sum of NIS 90 million will be paid as early repayment pursuant to section 6.5.3 below (the early repayment commission for it is not being taken into account), then the ‘surplus amount’ in this case for which the company will pay additional interest in an amount of 2.5% as aforesaid will be NIS 340 million.

6.5.2	Optional early redemption of the company – regarding company debts to the banks and bondholders:

6.5.2.1	The company shall be entitled, at any time and at its sole discretion, to pay the debts owed to the banks and bondholders that it is liable to pay pursuant to this arrangement, in whole or in part, by means of early repayment, subject to the provisions of this section 6.5.2;

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6.5.2.2	If the company chooses to make early repayment as aforesaid, on a certain financial scale that the company will chose at its discretion (hereinafter: ‘the early repayment amount’) within 36 months of the completion date, then a sum in an amount equal to 2.5% of the surplus amount paid in the early repayment as aforesaid will be added to the early repayment amount (hereinafter: ‘the early repayment commission’); ‘the surplus amount’ means – with regard to a certain early repayment that will be made pursuant to the provisions of this section 6.5.2 – (a) for all of the early repayment amounts that will be made during the first 12 months after the completion date: all of the early repayment principal amounts that were paid to the creditors to whom early repayment will be made (including pursuant to section 6.5.3 below) less the fixed amount for payment to the creditors to whom early repayment will be made pursuant to section 6.3.1 above (where to prevent doubt, this deduction will be made from all of the early payment amounts as aforesaid, up to the amount stated in section 6.3.1 above, but not more than that); (b) for all of the early repayment amounts that will be made from 12 months after the completion date until 24 months after the completion date: all of the early repayment principal amounts to the creditors to whom early repayment will be made, less the fixed amount for payment to the creditors to whom early repayment will be made pursuant to section 6.3.2 above (where to prevent doubt, this deduction will be made from all of the early payment amounts as aforesaid, up to the amount stated in section 6.3.2 above, but not more than that); (c) for all of the early repayment amounts that will be made from 24 months after the completion date until 36 months after the completion date: all of the early repayment principal amounts to the creditors to whom early repayment will be made, less the fixed amount for payment to the creditors to whom early repayment will be made, pursuant to section 6.3.3 above (where to prevent doubt, this deduction will be made from all of the early payment amounts as aforesaid, up to the amount stated in section 6.3.3 above, but not more than that). It is clarified that insofar as the result of the deduction in each one of the sub-clauses a, b and c above will be negative, then the surplus amount in each case as aforesaid will be equal to zero (0). The early repayment commission will be paid as additional interest;

6.5.2.3	Before the actual making of early repayment, the company shall submit a notice to the banks and bondholders (and to the bondholders by means of a notice to the trustee of the bonds) and an immediate report with regard to its intention to make an early repayment, which shall state (a) the date of the intended repayment, which will be within a range of up to thirty (30) days (but not more than that) of the reporting date; (b) the early repayment amount and the early repayment commission (hereinafter: ‘the comprehensive repayment amount’); (c) the pro rata ratio and the internal ratio approved by the senior officer in the company in the field of finance; and (d) any other required detail, if any, pursuant to the provisions of the Stock Exchange rules and the amended trust deed (hereinafter: ‘early repayment notice’); it is clarified that in any early repayment as aforesaid, the Stock Exchange guidelines with regard to the bondholders shall apply.

6.5.2.4	The comprehensive repayment amount shall be credited in the following order:

(1)	The early repayment commission, insofar as it applies;

(2)	The arrangement interest;

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(3)	The principal of the debt, together with indexation differentials, on account of the forthcoming principal, and insofar as a balance will remain, on account of the payment of principal thereafter, and so on;

6.5.2.5	After the actual performance of an early repayment, the company shall submit a notice to the banks and bondholders (and to the bondholders by means of a notice to the trustee of the bonds) with regard to the making of the early repayment, including details of the internal division between the creditors.

6.5.3	Mandatory early repayment by the company to the banks and the bondholders

The company hereby undertakes that a sum of NIS 90,000,000 (ninety million) will be used for early repayment by the company to the banks and bondholders at the expense of the company’s debt to them, which will be done within six months of the completion date and the aforementioned early redemption to the banks and bondholders shall be subject to all of the early repayment provisions set out in section 6.5.2 above (hereinafter: ‘the mandatory repayment’).

6.5.4	Optional early repayment by the company to the credit insurers

At any time after performance of all of the company’s undertakings as stated in sections 10.1 below and 6.1 above, including registration of the charges and making the payments stated there, the company shall be entitled, at its sole discretion, to make early repayment of the debts to the credit insurers, in whole or in part, and for this purpose the provisions of the supplement to the settlement with Mega’s trustees shall apply.

6.6	General

6.6.1	All of the payments that the company will make in accordance with this arrangement to the banks and the bondholders after the completion date, including early repayments, will be made solely in accordance with the pro rata ratio and the internal ratio, except with regard to the optional early redemption (section 6.5.1 above) and except by virtue of payments that it will receive from the liquidator of Eden as stated in section 7.3 below.

The pro rata ratio and the internal ratio shall be updated in any case of repayment of principal of the debt to any of the financial creditors from any source whatsoever (including a third party that is not the company), insofar as it will apply.

6.6.2	Any payment where the date for making it according to the provisions of this arrangement is not a business day and a trading day shall be made on the first business and trading day after the date fixed for making it as aforesaid.

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6.6.3	All of the payments that the company is liable to pay according to this arrangement shall be made in new sheqels.

6.6.4	No later than seven days before the making of any payment pursuant to this arrangement after the completion date, the company shall submit to the banks and the bondholders (by means of a notice to the trustee for the bonds and in an immediate report on MAGNA) a calculation of the pro rata ratio and the internal ratio as of that date, when it is signed and approved by the senior officer in the company in the field of finance.

6.6.5	All of the payments that the company is liable to pay to the banks pursuant to this arrangement shall be made by means of a ‘Zahav’ bank transfer to the accounts stated in Annex 5, and the actual crediting of that account will be regarded as final and absolute performance of the payment.

6.6.6	Early repayment to the bondholders shall be made subject to the provisions of the Stock Exchange rules. All of the payments that the company is liable to pay to the bondholders pursuant to this arrangement shall be made by means of a ‘Zahav’ bank account to the Stock Exchange clearing house and the actual payment of this amount at the Stock Exchange clearing house as aforesaid shall be regarded as final and absolute making of the payment by the company.

6.6.7	Any payment that is not made on time to the banks or the bondholders shall bear annual default interest at a rate of 1.5% (which shall be added to the arrangement interest that is calculated for that payment), from the date that was fixed for the payment thereof pursuant to this arrangement until the date of the actual payment.

6.6.8	Insofar as for the purpose of implementing the provisions of this section 6 any of the parties will need to perform reasonable and customary technical operations, then the parties shall cooperate in good faith in order to perform such operations.

7.	Mega’s debts and Eden’s debts

7.1	Each of the banks and the credit insurers confirms (with regard to itself) that it filed a debt claim with the trustees of Mega (the "Mega Debt Claim") with regard to every debt to it, whether a direct debt of Mega towards it that the company did not guarantee, did not issue an indemnification undertaking and with which it is not connected, and to avoid doubt, it does not constitute a part of the payments that the company is liable to pay) (the "Direct Debt Component") or whether a debt of Mega which the Company is responsible or guaranteed, or undertook to indemnify on account of, partially or fully (including on account of the Mega guaranteed debt, joint debt of the company and Mega and all debt of Mega towards credit insurers) (the "Guaranteed Debt Component"). Each of the banks approves (with regard to itself) that a copy of the Mega Debt Claim which was submitted by it, has been delivered to the company.

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7.2	Waiver of Guaranteed Debt Component

7.2.1	It is agreed that on the date of closing, subject to satisfaction of all conditions required at the time of closing, the banks will give a final, complete, and irrevocable waiver on all their rights to the Guaranteed Debt Component. For the removal of doubt, nothing herein shall derogate from any bank's right to file a claim against Mega on account of the Direct Debt Component owed to such bank.

7.2.2	It is hereby agreed that with respect to the debts of the credit insurers, the terms of the Supplement to the Settlement Agreement with Mega's Trustees will apply.

7.3	With regard to each debt of the company to any of the banks which is Eden’s guaranteed debt, it is agreed that, – (1) the bank shall deliver to the company, prior to the completion date, a copy of the proof of debt that it submitted for Eden’s guaranteed debt and any information and additional document that the company will request with regard to this; (2) the bank shall not withdraw the debt claim that it filed for Eden’s guaranteed debt, shall not transfer its rights by virtue thereof to another and shall not reach a settlement with regard thereto; (3) the bank shall agree that from the completion date, all of its rights against Eden are assigned to the company and the bank will deliver prior to the completion date the confirmation of Eden’s liquidator that from the completion date the company shall be the owner of all of the bank’s rights against Eden’s liquidator and that the liquidator shall pay the company all of the payments that he was liable to pay to the bank by virtue of the debt claim that the bank filed with Eden’s liquidator and by virtue of any other right of the bank against Eden’s liquidator; any such payment that the company will receive from Eden’s liquidator shall be paid to the bank, as long as there is a debt of the company to the bank, as early repayment of the company’s debt to the bank; (4) the bank shall fully cooperate with the company in order that the company will be able to exhaust its rights by virtue of the assignment to the company of Eden’s debt to the bank.

8.	The buyer’s injections into the company

The buyer undertakes to the financial creditors (only) that as long as the comprehensive debt (as this term is defined above) has not been repaid, it (or someone acting on its behalf) shall inject into the company money in the following amounts and on the following terms:

8.1	On the completion date, a sum of three hundred million new sheqels (NIS 300,000,000), which shall be used immediately for the purpose of making the repayment stated in section 6.1 above; and an additional sum as will be agreed in writing between the company and the buyer prior to the completion date for the immediate cash flow purposes of the company (these two amounts shall jointly be called hereinafter: ‘the immediate investment amount’).

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8.2	After the completion date, the buyer undertakes to inject into the company from time to time a comprehensive amount that, together with the immediate investment amount, will amount to a sum of six hundred million (600,000,000) new sheqels, on dates as required by the company for its current cash flow needs during the twelve months after the completion date, including for the purpose of performing optional and/or mandatory early redemption in accordance with the provisions determined in section 6.5.1 above and/or section 6.5.3 above and/or for the purpose of making the payments to the credit insurers as stated above (hereinafter: ‘the second injection’) (it should be clarified that the buyer’s undertaking to make the aforesaid injections does not derogate from the company’s undertaking to make the optional and/or mandatory early redemption payment as stated above).

8.3	During the third year after the completion date – a sum of three hundred million new sheqels (NIS 300,000,000) (hereinafter: ‘the third injection’).

8.4	The buyer will have the right to make the aforesaid injections by way of debt that is subordinated to the comprehensive debt (as stated in section 8.5 below) and/or a capital note and/or an investment in capital and/or within the framework of a private placement and/or within the framework of participation in rights issues (in which the buyer will exercise rights to buy securities of the company in an amount equal to the aforesaid injections) and/or as receipts on accounts of participation in future rights issues and/or by way of a realization of rights or options for securities of the company, all of which at the buyer’s sole discretion.

It is agreed that insofar as an injection will be made by way of a rights issue, it will be made in accordance with the terms of the rights issue; in the case of an injection by way of exercising options, the amount exercised will be determined in accordance with the terms of the options that will be exercised as aforesaid; in the case of an injection by way of a private placement, the securities will be issued to the buyer in return for the injection on the basis of a company value that is 10% lower than the value of the company at that time. To avoid doubt, it should be clarified that nothing stated above in this paragraph shall relate to cases in which the buyer will wish to convert or make use of any debt of the company to the buyer for the purpose of buying or disposing of securities of the company, and such cases shall be subject to the provisions of section 9.3 below.

8.5	Until repayment of the whole of the comprehensive debt, all of the aforesaid injections that will be injected as a debt will be deferred and subordinated to the comprehensive debt in such a way that in no case, condition or circumstances (including within the framework of the company’s insolvency proceedings) will the buyer be able to receive back any consideration for the aforesaid debt before the comprehensive debt is paid in full.

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Nothing in the aforesaid shall derogate from the buyer’s right to file debt claims within the framework of the company’s insolvency proceeding and/or any other proceeding in which debt claims will be filed against the company, for the aforesaid injections, but it is clarified that even within the framework of such a proceeding the repayment of any debt to the buyer for the aforesaid injections shall be deferred and subordinated to the comprehensive debt, pursuant to the provisions above, and insofar as the injections will be by way of debt, the buyer and the company shall sign on the completion date an absolute and irrevocable letter of subordination in a form that will be attached to this arrangement as Annex. Nothing stated in this section shall derogate from the buyer’s rights pursuant to the provisions of section 9.3 below. The debt to the buyer, the bridging debt and all of the injections that will be made by the buyer as debt shall be linked to the index and shall bear interest, except as stated in section 8.11 below.

Subject to the provisions of this section 8.5, it is clarified and agreed that the conditions provided in this arrangement with regard to the reimbursement of the injections that will be injected by the buyer as debt and the conditions in which such debts shall be converted into capital of the company only apply in the relations between the company and the buyer and the company and the buyer may make changes to them in accordance with consent between them (to avoid all doubt, the company and the buyer shall not be able to make any change that is contrary to the provisions of this section 8.5).

8.6	The buyer will have the right to transfer to another or others (hereinafter: ‘the recipient of the right’), at any time that it wishes, its rights against the company for the injections that will be injected by the buyer into the company as debt, in whole or in part at the buyer’s choice, and it shall also have the right to transfer its rights against the company for the bridging debt and for the debt to the buyer (as these terms are defined above), in whole or in part at the buyer’s choice, provided that the recipient of the right will sign on the date of the transfer of the rights as aforesaid an absolute and irrevocable letter of subordination in the form that is attached as Annex 9 of this arrangement. Notwithstanding the aforesaid, it is clarified that the buyer’s right pursuant to section 9.3 below shall not be transferred to the recipient of the right as a part of the rights that will be transferred to him for the aforesaid debts unless the buyer will choose otherwise at its discretion, without derogating from what is stated in section 12.1.9 below.

8.7	The buyer will be entitled to bring forward the dates of the injections stated above, at its sole discretion.

8.8	The aforesaid injections shall not be used by the company for the purpose of making investments in businesses or entities in fields in which the company was not active.

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Without prejudice to the generality of the aforesaid, it is agreed that until the completion of the optional early redemption undertaking pursuant to what is stated in section 6.5.1 above, the investments for which the aforesaid injections will be used will only relate to the subsidiaries of the company and/or protecting the company’s existing rights and assets.

8.9	Deleted.

8.10	Deleted.

8.11	Upon payment of the whole comprehensive debt, the following provisions shall apply: (1) the buyer’s undertakings pursuant to this arrangement will expire, including pursuant to this section 8 (to avoid doubt, in such a manner that inter alia the buyer will no longer have any undertaking pursuant to this arrangement); (2) the company shall return to the buyer (or to the recipient of the right as defined above, as applicable) within 12 months after the payment of the whole comprehensive debt (the aforesaid date as it may change from time to time pursuant to subsection (3) below will be called: ‘the payment date’; the company shall have no right to early redemption) any debt of the company (insofar as it has not been returned by the company earlier) for money that was advanced to the company by the buyer pursuant to this section 8 and the debt to the buyer and the bridging debt, all of which insofar as these have not previously been converted into capital of the company (hereinafter, jointly: ‘the remaining debts’); (3) the remaining debts shall bear annual linked interest at a rate of 5%, with effect from the date of payment of the whole comprehensive debt; (4) the buyer shall have the right to notify the company at least three months before the payment date of its consent to defer the payment date by an additional twelve months, and in such a case, the payment date shall be deferred by an additional twelve months (such a deferral may be granted at most five times (each time for an additional period of 12 months)).

9.	Issues and allocations

9.1	On the completion date the buyer shall become the sole owner of all of the issued and paid-up share capital of the company with full dilution. For this purpose and without derogating from the aforesaid, on the completion date, in return for a part of the immediate investment amount according to the buyer’s decision at its discretion the buyer will be given, whether by way of a transfer or an issue or in any other way, 66,161,860 ordinary shares of the company, which shall constitute after they are granted to the buyer 100% of the issued and paid-up share capital of the company with full dilution (all of which hereinafter jointly: ‘the buyer’s shares’).

All of the buyer’s shares that will be granted to the buyer as aforesaid shall be on the date of granting them paid up in full, not subject to forfeiture, and free and unencumbered by any debt, charge, attachment, pledge, lien, option and other third party right.

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Immediately after the completion date (and after the grant of the buyer’s shares to the buyer as aforesaid), no shares or rights of any kind or type, directly or indirectly, to receive shares of the company will remain in the possession of any third party whatsoever, and similarly the company shall no longer be liable to any third party whatsoever to make issues of capital or shares or securities of any kind or type, including those that can be converted into shares or options, except for issues as aforesaid in favor of the buyer pursuant to the express provisions of this arrangement (including pursuant to the provisions of section 9.3 below).

9.2	The balance of the immediate investment amount shall be injected by the buyer into the company as debt that is subordinated to the comprehensive debt or as capital, in accordance with the buyer’s decision.

9.3	The buyer will be entitled to convert or make use of any debt of the company (including interest and linkage differentials for it until the date of the conversion or use as aforesaid, insofar as they apply) to the buyer in accordance with the provisions of this arrangement, whether it is a debt that exists to the buyer on the completion date or a debt that will be advanced by it to the company pursuant to the provisions of this arrangement (including subordinated and deferred debt, and including the debt to the buyer and the bridging debt) in accordance with the buyer’s sole discretion, in order to buy or exercise securities of the company (which are not debentures of the company), including for the purpose of exercising options for securities of the company (which are not debentures of the company) and for the purpose of participating in rights issues that the company will make and the exercise of rights that the company will issue (in any technical way that will be required in the buyer’s discretion, including by way of repayment of the debt to the buyer by the company and use of the amount that will be repaid as aforesaid within the framework of a rights issue). To avoid doubt, the buyer’s rights according to this section 9.3 above shall only apply to a debt to the buyer, to the bridging debt and to injections of the buyer into the company on the completion date and thereafter pursuant to the provisions of section 8 above (and with regard to any debt of interest and linkage differentials for the aforesaid debts).

To avoid doubt, a conversion or use of any debt as aforesaid shall be made on the following terms: (a) in a case of a rights issue, in accordance with the terms of the rights issue; (b) in a case of exercising options, in accordance with the terms of the options for exercising them.

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Moreover, the buyer will have the right to acquire shares of the company at any time in return for a conversion of any debt as aforesaid, in the following manner: at any time that the buyer chooses to convert debt as aforesaid into shares of the company, it will give a notice of this to the company (hereinafter: ‘the conversion notice’), in which it will give details of the amount of the debt that it is interested in converting into shares of the company (hereinafter: ‘the amount of the converted debt’). Upon receipt of the conversion notice and no later than 14 days after the date of receiving it, the company shall issue to the buyer listed shares, the number of which will be calculated in accordance with a conversion formula of one ordinary share of the company that will be issued to the buyer for every 13.6 agorot (NIS 0.136) of debt that will be converted into shares. For example, in a case of a conversion notice that the buyer will deliver for an amount of converted debt of NIS 13,600,000 (an amount including interest and linkage, insofar as they apply), 100 million ordinary shares of the company will be issued.

The conversion and/or exercise and/or purchase rights as stated in this section 9.7.3 are granted to the buyer from the completion date by virtue of this arrangement, as approved by the court, and no additional resolution or consent of the company or any organ of the company or of its shareholders will be required for the purpose of or with regard to the exercise of those rights of the buyer to convert and/or realize debt and/or acquire shares, insofar as it will be done pursuant to the terms stated in this section.

9.4	The company will be entitled, at its discretion, to stop the rating of the bonds.

9.5	The company hereby irrevocably and unconditionally undertakes to the buyer that at any time that the buyer will so request, it will carry out any operation that will be required in order to allow the buyer to see securities of any kind or type that will be held by the buyer, in any amount that the buyer will request, and inter alia the company shall prepare and submit any prospectus and any document that will be required, with the Securities and Exchange Commission and any other relevant authority and/or body in Israel and/or the United States.

10.	Collateral

10.1	As collateral for the full performance of the payments to the financial creditors pursuant to this arrangement (not including the debt to Bank HaPoalim for the Bee Group, with regard to which what is stated in section 10.11 below will apply), the company shall create in favor of the financial creditors through the trustee of the collateral, on the completion date, first-degree fixed charges for an unlimited amount on the following assets (including all the rights deriving from them), where all of the following assets will be, on the date they are charged and at all times thereafter when they remain charged until the repayment of the whole of the comprehensive debt, free and unencumbered by any charge, pledge and other third party right (except for the charges pursuant to this arrangement) (hereinafter: ‘free and unencumbered’).

10.1.1	All of the shares of Dor Alon held by the company (hereinafter: ‘the charged shares of Dor Alon’).

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10.1.2	All of the shares of Blue Square Real Estate held by the company that are not charged in favor of Blue Square Real Estate (hereinafter: ‘the charged shares of Blue Square Real Estate’). In addition, it is agreed that (a) on the earliest possible date after the completion date and subject to the provisions of the loan agreement between the company and Blue Square Real Estate, the company shall act to release shares of Blue Square Real Estate that are charged on the completion date in favor of Blue Square Real Estate, so that the ratio of the debt to the collateral as surety for the loan of Blue Square Real Estate shall stand at 1:2 (the debt in the numerator (1) and the collateral in the denominator (2)), and so that additional shares will remain charged in favor of Blue Square Real Estate in an amount of a ‘security margin’ of 10% of the amount of the debt to Blue Square Real Estate at that time (i.e., in a manner that the shares that will then remain charged in favor of Blue Square Real Estate shall have a value of NIS 105 million as collateral for a debt of NIS 50 million to Blue Square Real Estate); (b) insofar as after the completion date and before the making of the optional early redemption the company shall repay the debt to Blue Square Real Estate (in whole or in part), then on the earliest possible date according to the terms of the loan agreement with Blue Square Real Estate the company shall release the balance of the shares of Blue Square Real Estate from the charge in favor of Blue Square Real Estate in such a way that will retain the debt to collateral ratio and the ‘security margin’ stated in section (a) above) (hereinafter, jointly: ‘the released shares of Blue Square Real Estate’). The released shares of Blue Square Real Estate shall be charged at the same time that they are released in favor of collateral for repayment of the comprehensive debt, and they shall constitute a part of the charged shares of Blue Square Real Estate.

(Hereinbefore and hereinafter, jointly: ‘the charged assets’ or ‘the collateral’).

10.2	The collateral shall be cumulative and independent of each other, and they shall remain fully valid and unchanged even in a case where the banks and/or the bondholders and/or the credit insurers or any of them reach any settlement with the company and/or in a case where the banks and/or the bondholders and/or the credit insurers or any of them will give the company an extension and/or concession and/or change and/or waiver and/or consent of any kind, all of which excluding what is stated in this arrangement. The collateral is of a perpetual nature, shall remain intact and shall continue to secure the repayment of the comprehensive debt, all of which until full repayment of the comprehensive debt, all of which excluding what is stated in this arrangement.

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Each of the financial creditors and the credit insurers shall have the right to realize the collateral (by means of a notice to the trustee of the collateral who alone will be entitled to realize the collateral on behalf of the creditors and for the benefit of the creditors), in whole or in part, in any case where one or more of the financial creditors or the credit insurers (including the aforesaid creditor) demanded immediate repayment of a debt, in an amount that exceeds NIS 75 million or 10% of the comprehensive debt, whichever is the smaller, if one or more of the grounds for immediate repayment stated below are fulfilled, and they ordered the trustee of the collateral to realize the collateral (hereinafter: ‘the threshold condition’). Each creditor shall also have such a right in a case where he demanded immediate repayment of the company’s debt to him on the basis of the immediate repayment ground stated in section 12.1.1 below, and in such a case the threshold condition for demanding immediate repayment of the debt by the creditor will not be required.

10.3	The charge shall apply to all of the rights attached to the shares, including bonus shares and options that will be issued for the shares, the amounts of dividends and any other payment that is paid to a shareholder for the shares, rights against other shareholders and against the relevant company (whose shares are charged) that exist (insofar as they do) pursuant to the Articles of the company and/or shareholders’ agreements (insofar as there are any) (all of the aforesaid right shall be called hereinafter: ‘the ancillary rights’). Notwithstanding the aforesaid, it is agreed that as long as immediate repayment of the comprehensive debt has not been demanded, and as long as the right to realize the collateral as stated in section 10.2 above has not arisen, then the company shall be the sole owners and shall be entitled to make full use of all of the ancillary rights to the charged assets, including voting rights and rights to receive amounts of dividends or any other payment for the charged assets, all of which excluding votes on exceptional material matters that will be agreed in the charge documents, such as a decision to liquidate a company whose shares are charged, with regard to which the company’s vote shall be subject to the required consent. Notwithstanding the aforesaid, insofar as the immediate repayment of the debt is demanded, the amounts of the dividend insofar as they will be distributed shall be deposited with the trustee of the collateral and shall not be released until the decision of the court and in accordance with its determination, or until cancellation of the demand for immediate repayment of the debt (insofar as it will be cancelled).

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10.4	The charges shall be created by the company as charges in favor of the financial creditors through a trustee of good repute whose identity shall be agreed between the parties (hereinafter: ‘the trustee for the collateral’). The distribution of the charged assets and the entitlement to consideration from the realization of the charged assets between the financial creditors (the banks, the credit insurers and the bondholders), as these will be on any relevant date, shall be in accordance with the pro rata ratio and the internal ratio (to avoid doubt, in this regard, the debt to Bank HaPoalim shall not include the debt to Bank HaPoalim for the Bee Group). The trustee for the collateral shall act, when realizing collateral, for the benefit of all of the financial creditors, as they will be on every relevant date (the charged assets shall serve as collateral for the financial creditors in accordance with the pro rata share of the comprehensive debt, and thus, for example, insofar as on the relevant date there will no longer be any debt to the credit insurers, then the collateral as defined and stated in section 10.1 above shall continue to service the debts that exist to the banks and the bondholders only). Insofar as the company shall so request, the trustee for the collateral shall cooperate with it for the purpose of selling charged assets as stated in section 10.6 below or for the purpose of releasing charged assets as stated in sections 10.7 to 10.10 below, including by means of consent with regard to mechanisms for the purpose of receiving new credit (which will be secured by the charged assets that will be released) in order to make a payment to the financial creditors (such as delivery of charge release documents in return for transfer of the amount of the actual deposit into a trust account that will be agreed with the trustee for the collateral), all of which subject to compliance with the provisions determined in section 10 and to the complete satisfaction of the trustee for the collateral, in order to ensure the rights of the financial creditors in the charged assets and/or the proceeds from the charged assets that are supposed to be paid to them. To avoid all doubt, it is clarified that the company’s right to take credit in order to finance the making of the payments pursuant to this arrangement shall not derogate from its undertaking to make the payments pursuant to this arrangement, and the company shall be liable to pay, on the dates determined in this arrangement, all of the payments stated herein to the financial creditors, even if for any reason it did not receive such credit.

10.5	The charge documents (the bond, form 10 and a letter of instructions to the trustee for the collateral) shall be attached as Annex 15 of this arrangement.

10.6	Sale of the charged assets: a sale by the company of any of the charged assets will require the necessary consent, but subject to and after the company will comply with its undertakings pursuant to what is stated in sections 10.1 and 6.1 above, the financial creditors shall not refuse to give the consent required for the sale of the charged assets and shall only withhold it on reasonable grounds. Notwithstanding the aforesaid, subject to and after the company will comply with its undertakings pursuant to sections 10.1 and 6.1 above, the sale of any of the charged assets at a price that reflects 90% of its market value (or at a higher price) in a transaction where the consideration for it will be paid in cash shall not require the obtaining of the consent of the financial creditors, provided that the asset in the aforesaid transaction will not be sold to the controlling owner or to someone acting on his behalf (and for this purpose, the market value will be the average value on the stock exchange of the closing prices in the thirty trading days that preceded the decision regarding the sale; and with regard to a charged asset that is not a listed share, the value will be determined on the basis of an appraisal of an outside party with expertise and goodwill, where the date of making it will be within a period of 12 months before the date of the decision regarding the sale). Any net proceeds (as defined below) that will be created by the sale of any of the charged assets shall be used solely for the purpose of early repayment of the comprehensive debt in accordance with the provisions of this arrangement. For the purpose of this section, ‘net proceeds’ means the consideration from the transaction that was actually paid to the company for the charged asset, less (a) direct and reasonable sale expenses with regard to the sale, (b) taxes with regard to the sale. It is agreed that in a case of a sale as aforesaid, until the early repayment is made as aforesaid, the net proceeds shall be charged in favor of the financial creditors within the framework of the charged assets, and shall be deposited directly with the trustee for the collateral in an account that will be charged in favor of the trustee for the collateral for the financial creditors, and it will be taken into account for the purpose of calculating the debt-collateral ratio in the total amount of the deposit.

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10.7	Maintaining the debt-collateral ratio: upon fulfilment of the company’s undertaking to make the optional early redemption to the banks and the bondholders as stated in section 6.5.1 above, and once each calendar quarter thereafter (on each 30th or 31st of the months of March, June, September and December) and/or shortly before the release or replacement of charged as stated below (hereinafter: ‘the examination date’), the company shall examine the debt-collateral ratio, and shall present the debt-collateral ratio to the trustee of the collateral. If the debt-collateral ratio on the examination date is less than 1:1 (i.e., the debt will be lower than the value of the collateral), the provisions of section 10.8 below shall apply with regard to a release of charged assets. If the debt-collateral ratio will exceed 1:1 (i.e., the debt will be higher than the value of the collateral), the company shall charge, within 14 (fourteen) business days of the examination date, with first degree fixed charges, for an unlimited amount, additional shares of Blue Square Real Estate and/or Dor Alon, at its discretion, when they are free and unencumbered as stated above, in order to maintain a debt-collateral ratio of 1:1 as of the examination date.

10.8	Release of the charged assets: upon fulfilment of the company’s undertaking to make the optional early redemption to the banks and the bondholders as stated in section 6.5.1 above, and also once every calendar quarter thereafter, the company shall be entitled to carry out a partial release of the charged assets (including in the case of repayment of the comprehensive debt or any part thereof), on condition that the debt-collateral ratio will be kept at a level of 1:1 after making the release. The trustee for the collateral shall be instructed in advance to sign every document that is required for the purpose of releasing the collateral as aforesaid, in accordance with the company’s instructions (including in a manner that will facilitate the transfer of the collateral in favor of a third party that will grant the company credit that will be used for the benefit of making the optional early redemption pursuant to the provisions of section 10.4 above). The charge documents shall be amended in any case of a release of charged assets as aforesaid.

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10.9	Replacement of the charged assets: the company shall have the right at any time starting from the date on which it has fulfilled its undertaking to make the optional early redemption to the banks and the bondholders as stated in section 6.5.1 above, and at its discretion to give notice to the trustee of the collateral (hereinafter: ‘the company’s notice’) of release from the charge of shares of Dor Alon that are charged in an amount that will be stated in the company’s notice in return for a charge on additional shares of Blue Square Real Estate, in an amount that will also be stated in the notice, provided that the debt-collateral ratio will be kept at a level of 1:1 after making the replacement. Upon receipt of the company’s notice, the trustee of the collateral shall release the aforesaid shares of Dor Alon from the charge in return for and at the same time as charging the additional shares of Blue Square Real Estate.

The company shall also have the right at any time starting from the date on which it fulfilled the undertaking to make the optional early redemption to the banks and the bondholders as stated in section 6.5.1 above, and at its discretion to give notice to the trustee of the collateral with regard to a release from the charge on shares of Blue Square Real Estate that are charged, in an amount that will be stated in the company’s notice in return for a charge on additional shares of Dor Alon, in an amount that will also be stated in the notice, provided that the debt-collateral ratio will be kept at a level of 1:1 after making the replacement. Upon receipt of the company’s notice, the trustee of the collateral shall release the aforesaid shares of Blue Square Real Estate from the charge in return for and at the same time as charging the additional shares of Dor Alon.

The trustee of the collateral shall be instructed in advance to sign every document that is required for the purpose of releasing or replacing the collateral as aforesaid, in accordance with the company’s instructions, at its discretion.

10.10	If after the completion date and the making of the payment pursuant to section 6.1 above and the fulfilment of all of the company’s undertakings pursuant to section 10.1 above and before making the optional early redemption pursuant to the provisions of section 6.5.1 above, the company paid a principal and/or interest debt to the banks and bondholders in a cumulative amount of NIS 90 million or more (including early repayment pursuant to the provisions of 6.5.3 above), then upon making early repayment and once a quarter (on each 30th or 31st of the months of March, June, September and December) thereafter (hereinafter: ‘the examination date’), the company shall examine the debt-collateral ratio. If the debt-collateral ratio on the examination date is less than 2:3 (66.667%), then (1) the provisions of section 10.8 above shall apply, with the adjustments required to maintain the debt-collateral ratio on a level of 2:3 (66.667%); moreover, (2) the company shall have the right to make a replacement of charges pursuant to section 10.9 above, provided that the debt-collateral ratio will be kept at a level of 2:3 (66.667%) after making the replacement. It is hereby clarified that after making the optional early redemption as stated in section 6.5.1 above, the provisions of this subsection shall not apply, but the provisions of sections 10.7-10.9 above shall apply with regard to the debt-collateral ratio (i.e., the required debt-collateral ratio will be 1:1).

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10.11	Collateral for the debt to Bank Hapoalim with regard to the Bee Group: as collateral for the full and precise making of the payments for the debt to Bank Hapoalim for the Bee Group, on the completion date the company shall create a first degree fixed charge in favor of Bank HaPoalim on the specific assets stated in Annex 18, and in addition, the charge that exists in favor of Bank Hapoalim on 11,166,998 shares of Naaman Group (N.V.) Ltd. with regard to the debt to Bank Hapoalim for the Bee Group shall continue to remain in force even after the completion date (hereinafter: ‘the Bee Group charges’). It is clarified that (a) the Bee Group charges and they alone shall secure the debt to Bank Hapoalim for the Bee Group, (b) the Bee Group charges shall not secure any other debt to Bank Hapoalim, (c) the existing floating charge for securing the debt to Bank Hapoalim for the Bee Group shall be deleted on the completion date in return for the registration of the Bee Group charges, (d) the collateral (as defined in section 10.1 above) shall not secure the debt to Bank Hapoalim for the Bee Group, (e) Bank Hapoalim shall retain all of its rights pursuant to the guarantee of Doctor Baby Marketing and Distribution 888 Ltd. (in liquidation) for the debts of the Bee Group to Bank Hapoalim, which are attached hereto as Annex 20 of this arrangement, (f) insofar as tax will be payable on the disposal of the assets of the Bee Group that are charged to Bank Hapoalim pursuant to the aforesaid, this tax shall be subject to all of the exemptions and/or concession and/or discounts from tax that would have applied to the Bee Group for the disposal of those assets had it not been for the merger of the Bee Group with the company, insofar as this is possible and insofar as it does not harm the company or impose on it costs; (g) the provisions stated in sections 10.1-10.10 above shall not apply to the Bee Group charges, except for section 10.6, which will apply mutatis mutandis (sale at 90% of the value).

11.	Additional undertakings of the company

11.1	The company undertakes to the financial creditors that, unless it received the required consent, the company shall not advance any loans to the buyer, directly or indirectly, or to an entity related to the buyer or to an interested party of the buyer or of the related entity or a family member of any of them, nor shall it repay in any way to any of the aforesaid any amounts (of principal and/or interest), including existing and/or future shareholders’ loans (without derogating from the buyer’s right to convert its right to repayment of loans into securities of the company, as stated above). The undertaking stated in this section 11.1 shall expire on the date when the company will pay the comprehensive debt.

11.2	The company shall not make a distribution of dividends to its shareholders without obtaining the required consent. Subject to and after the performance of the company’s undertakings pursuant to sections 6.1 and 6.5.3 above, the undertaking stated in this section 11.2 shall expire on the date that the company will pay 60% of the comprehensive debt as it stands on the completion date (before making the payment to the creditors that is fixed for making on the completion date), or six months after the completion date, whichever is the later.

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12.	Breaches and remedies

12.1	In any of the cases stated below (and in them only), each of the banks or the credit insurers or the trustee for the bondholders shall be entitled to demand immediate repayment of the whole (or part) of the balance of the unpaid debt to it, and to act to collect it in accordance with the law, including by way of realizing the charges (subject to the provisions of section 10.2 and 10.11 above) (hereinafter: ‘breach event’):

12.1.1	A delay in any of the payments to the financial creditors pursuant to section 6 of this arrangement, which was not repaired within thirty (30) days.

12.1.2	A breach by the company of any of its fundamental undertakings pursuant to this arrangement, which was not repaired within thirty (30) days. ‘Fundamental undertakings’ for the purpose of this section are each of the undertakings of the company pursuant to sections 8.5, 10.1, 10.7, 10.10 and 11.

12.1.3	A breach by the buyer of any of its fundamental undertakings pursuant to this arrangement, which was not repaired within thirty (30) days. ‘Fundamental undertakings’ for the purpose of this section are each of the buyer’s undertakings pursuant to sections 8.1, 8.2, 8.3, 8.5 and 8.8.

12.1.4	If the company will adopt a voluntary liquidation resolution or if a motion is filed by the company or the buyer to commence insolvency proceedings against the company.

‘Insolvency proceedings’ for the purpose of this section 12: a liquidation or receivership proceeding for all of the company’s assets or a material part thereof, and/or for the charged assets or a suspension of proceedings, all of which whether temporary or permanent.

12.1.5	If insolvency proceedings are brought against the company and a decision is made to appoint a liquidator or to appoint a receiver for all of the company’s assets or a material part thereof or to appoint a trustee in a suspension of proceedings (a liquidator, receiver or trustee shall be called in this section hereinafter: ‘an officeholder’) (all of which whether temporary or permanent), which is not cancelled within 60 days. Notwithstanding the aforesaid, if the decision is to appoint a permanent liquidator or a permanent receiver, a ground for immediate repayment shall arise pursuant to this section already on the date that the decision is made and the company shall not have the aforesaid period of sixty days to cancel the decision.

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12.1.6	If the company stopped repaying its debts or conducting its business, and it did not repair the aforesaid within a period of forty-five (45) days.

12.1.7	If a financial creditor demanded immediate repayment of the company’s debt to it pursuant to the provisions of this arrangement and took action to realize the charged assets pursuant to the provisions of this arrangement (including by way of giving notice to the trustee for the collateral pursuant to and subject to the provisions of section 10.2 above with regard to the right of a creditor to realize the charged assets).

12.1.8	If a lien or a receivership is imposed on any of the charged assets and a motion is filed to carry out a proceeding in court or in the Enforcement Office to realize the charged assets, or in any case where similar enforcement operations will be carried out against the charged assets, insofar as a motion or operation as aforesaid are not cancelled within 60 days.

12.1.9	If the buyer transfers the control in the company without having obtained the consent of the financial creditors thereto in the consent that is required in advance and in writing. It is clarified that (a) the consent of the financial creditors shall not be required for an operation that will result in the creation of joint control in the company of the buyer together with another or others (hereinafter: ‘the control group’), provided that Mr. Moti Ben-Moshe will retain the largest holdings, directly or indirectly, in the control group; (b) no consent will be required as aforesaid with regard to the transfer of control to another corporation controlled (directly or indirectly) by Mr. Moti Ben-Moshe; (c) the financial creditors shall only refuse to give consent as aforesaid on reasonable grounds. If there are no reasonable grounds for refusal, the financial creditors shall not make their consent conditional upon receiving consideration. Notwithstanding the aforesaid, after repayment of 70% of the comprehensive debt as it stands on the completion date (before making the payment to the financial creditors that is scheduled for payment on the completion date), the transfer of control in the company shall not require consent and shall no longer constitute a ground for immediate repayment.

12.2	A demand for immediate repayment shall be made by means of a notice in which the ground for demanding immediate repayment is stated.

12.3	In any case of a breach event for which a repair period is stated, it will be possible to demand immediate repayment of the debt only if the breach event is not repaired by the end of the repaid period. However, if there is a significant concern that insofar as the repaid period will not be cancelled, there will be material harm to (a) the value of the charged assets; or (b) any other material right of the financial creditors with regard to the charged assets, then each of the financial creditors will be entitled to demand immediate repayment of the debt to it when the breach event occurs without granting a repair period and/or to shorten it.

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12.4	Insofar as according to the provisions of the law there is an obligation to give the company notice before demanding immediate repayment of the debt, then in such a case the period of notice and the repair period shall run concurrently and not consecutively.

12.5	From the date of demanding immediate repayment of a debt to any of the financial creditors, the debt to that creditor (its unpaid balance) shall bear default interest in an amount of 1.5% per annum (which shall be added to the arrangement interest). To avoid doubt, none of the financial creditors shall have a right to default interest other than pursuant to the provisions of this subsection or at a different rate to the rate of default interest provided in this subsection, and default interest in this amount shall replace the default interest pursuant to section 6.6.7 above, insofar as it applies.

13.	Conditions precedent and dates

13.1	Dates and timeframes:

13.1.1	This arrangement shall be published by the company prior to the convening of meetings of creditors and shareholders that the court ordered on June 27, 2016 (hereinafter: ‘the court’). The motions filed by the company to convene those meetings and any amendment thereto will be called hereinafter, jointly: ‘the motion to convene the meeting’; it is clarified for the purpose of this arrangement that insofar as it will be determined by the court that creditors’ meetings are required in order to approve this arrangement and not a creditor’s meeting, then wherever this arrangement makes use of the term ‘creditors’ meeting’ it means creditors’ meetings).

13.1.2	When an order is given by the court to convene the meeting, the buyer shall be entitled to appoint in the company a director on behalf of the buyer, subject to the provisions of any law (including the approval of the General Director of the Israel Antitrust Authority, insofar as it will be required), and until the receipt of approvals pursuant to law insofar as they will be required, the buyer will be entitled to appoint an observer to represent it on the Board of Directors of the company without a voting right (the observer’s office will expire upon the appointment of the director on behalf of the buyer as stated above). At the buyer’s request pursuant to this section, the Board of Directors of the company shall resolve to appoint the director chosen by the buyer (including as an alternate director) and any other resolution that is required for this purpose, including the termination of the office of another director of the buyer, insofar as it is required. The company undertakes that anyone representing the buyer that will be appointed to the Board of Directors of the company pursuant to the provisions of this arrangement above and below (whether as director or as observer) shall be given upon his appointment all of the rights and terms given to the company’s outside directors, including the rights to a release, indemnification and insurance (with regard to the observer – insofar as possible). Any director or observer that will be appointed on behalf of the buyer in the period before the completion date shall deposit upon his appointment a signed letter of resignation which shall come into effect in the event that this arrangement is cancelled and not completed.

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13.1.3	In the motion to convene the meeting the convening of the meeting will be requested within 14 days of the date of the court’s approval of the motion for the convening of the meeting (however, if the court will determine another date for convening it, this shall not undermine the consent of the parties).

13.1.4	The motion to convene the meeting shall be accompanied by a confirmation of the company’s attorney (Annex 21 of this arrangement) that all of the approvals required by law from the competent organs of the company for signing this arrangement were received (apart from the approval of the general meeting of the shareholders, insofar as it is required) and the filing of the motion to convene the meeting.

13.1.5	The meeting as aforesaid shall be convened in accordance with the court’s decision as aforesaid.

13.1.6	When approval is given by the meeting for this arrangement (insofar as it will be lawfully approved by the meeting) and within five (5) business days at most of the date of approval of the meeting, a motion shall be filed with the court by the company, with the buyer’s consent, to approve the arrangement and relevant orders, provided that it shall not add conditions precedent over and beyond what is stated in section 13.2.1.3 below (the motion and the aforesaid orders shall be called hereinafter: ‘the motion for approval’).

13.1.7	Upon approval of this arrangement by the court, including approval of the orders whose granting constitutes a condition precedent for the arrangement coming into effect (the approval of the court for the arrangement and the aforesaid orders shall be called hereinafter: ‘the court’s approval’), the company shall appoint an additional director whose identity will be selected by the buyer to the company’s Board of Directors (including a right to appoint an alternate director for him), subject to the provisions of every law (including approval of the General Director of the Israel Antitrust Authority, insofar as it will be required).

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13.1.8	Upon receipt of the court’s approval, the company will file the court’s approval with the Companies Registrar pursuant to section 350(j) of the Companies Law.

13.1.9	Shortly after the date on which the conditions precedent stated in sections 13.2.1.1 to 13.2.1.7 below are fulfilled, the company and the trustee for the bondholders shall determine (in coordination with the Stock Exchange, insofar as necessary), the date for determining the entitlement of the bondholders to the consideration from the arrangement on the completion date, and this date shall be published on MAGNA (the company and the trustee of the bondholders shall act prior to the completion date in order to obtain details of the bondholders as of the aforesaid date).

13.1.10	To avoid doubt, the arrangement will come into effect and bind the parties to it for all intents and purposes, subject to the fulfilment of the conditions precedent as stated in section 13.2 below.

13.2	Conditions precedent:

13.2.1	This arrangement will come into effect subject to the following conditions precedent (cumulatively):

13.2.1.1	The court will order the convening of the creditors’ meeting for approval of the arrangement by June 27, 2016.

13.2.1.2	The creditors meeting will give approval for this arrangement by July 21, 2016.

13.2.1.3	Approval will be given by the court for the arrangement by July 25, 2016, without any conditions, unless they are approved expressly and in writing by the company and the buyer; and the court shall also give all of the following orders:

(a)	An order according to which the changes that will be required to the company’s capital in order to allow the implementation and performance of this arrangement will be made before the completion date, including the granting of the buyer’s shares to the buyer (including by way of cancelling the nominal value of the company’s shares, and/or increasing the company’s registered capital and/or consolidation of the company’s share capital).

(b)	An order that on the completion date directors will be appointed to the Board of Directors of the company in an amount and with the identity as shall be submitted to the company by the buyer, whereas the directors holding office in the company prior to the completion date shall all resign, with the exception of the directors that were appointed by the buyer prior to the completion date (insofar as any will be appointed) and with the exception of the outside directors.

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(c)	An order that on the completion date the company’s Articles will be amended in accordance with Annex 17 of this arrangement.

(d)	An order that the completion of this arrangement shall not give any third party a ground for any demand or claim or contention against the company or any company controlled by it (including Blue Square Real Estate) or against any third party, based on the fact that the control in the company or in any company controlled by it was changed.

(e)	An order that all of the motions for certification of an action as a class action against the company shall be denied and from the completion date no motions for certification of an action as a class action for the period until the completion date shall be filed against the company.

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(f)	An order that (1) on the completion date all of the shares of the company and all of the rights of every kind and type, directly or indirectly (including options), for the receipt of issue of the company’s shares (hereinafter, jointly: ‘the shares and/or the rights to shares’) will be transferred for no consideration to the buyer from their owners and/or from their holders (including from any registration company or any entity or person that holds shares and/or the rights to shares), in such a way that, inter alia, as of the completion date and thereafter the company will not be required or obliged to issue shares or rights to shares or options to shares to any third party whatsoever, and inter alia the company will not be required to issue options for the purchase of its shares to certain creditors of Mega pursuant to an alleged undertaking to make an issue as aforesaid with regard to Mega’s arrangement that was made in July 2015 (hereinafter: ‘the creditors’ options’) (and with regard to which Mega or its creditors or anyone acting on their behalf shall not have any claim against the company or to third parties that are entitled to receive indemnification from the company); or, alternatively, an order according to which all of the shares and/or the rights to shares (as this term is defined above) shall be eliminated and cancelled on the completion date, including the creditors’ option (insofar as it exists), without consideration to their owners and/or their holders in such a way that they will no longer grant any right of any kind or type to their owners and/or their holders as of the completion date, and inter alia they shall not grant any right to consideration or financial or other indemnification to their owners and/or their holders; and also that (2) the buyer will be given on the completion date, whether by way of an issue or by way of a transfer as stated in subsection (1) above or in any other way, shares of the buyer (i.e., 6,161,860 shares) that will grant the buyer 100% of the issue and paid-up share capital of the company with full dilution, where these shares are paid up in full, are not subject to forfeiture, and are free and unencumbered by any debt, charge, attachment, pledge, lien, option and any other third party right: and also that (3) the granting of the acquired shares to the buyer in accordance with this arrangement shall be done without any need for publication of a prospectus pursuant to the Securities Law and shall not be subject to restrictions pursuant to the Securities Law; and that (4) a transfer or issue of 100% of the company’s shares with full dilution to the buyer as stated in subsection (1) above shall be made in accordance with the provisions of section 350 of the Companies Law and not within the framework of a tender offer and without any need for approval of a shareholders’ meeting and accordingly the company and/or the buyer and/or anyone acting on their behalf shall not be subject to the provisions of the law with regard to a tender offer (including the provisions of chapter three of part eight of the Companies Law and the provisions of Securities (Tender Offer) Regulations, 5760-2000; and also that (5) as of the completion date, the company shall become a private company and shall cease to be a public company. The aforesaid order according to section 13.2.1.3(f) shall be called hereinafter: ‘the Shares Order.’

(g)	An order that approval of the arrangement by the court also constitutes approval of all of the issues of the shares that will be made pursuant to or by virtue of this arrangement (including pursuant to section 9.3 above), including approval pursuant to the Securities (Private Placement of Securities in a Listed Company) Regulations, 5760-2000, in such a way that no approval or additional operation will be required in connection with the aforesaid issues of shares by virtue of the aforesaid Regulations or by virtue of any other instruction of any entity or authority, and inter alia that approval of a meeting of the company’s shareholders will not be required for any such issue.

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(h)	An order according to which the Court will approve the Settlement Agreement with Mega's Trustee (including the Supplement to the Settlement Agreement with Mega's Trustees).

(i)	An order according to which, effective as of the closing date, the company will be exempt from all debts or obligations of any kind towards the joint creditors (as such term is defined in the Settlement Agreement with Mega's Trustees) as more fully detailed in Section 10 of the Settlement Agreement with Mega's Trustees, and on such date all legal procedures and actions taken by the joint creditors against Blue Square will be nullified

13.2.1.4	Approval will be given by the Stock Exchange for a change of the terms of the company’s series C bonds.

13.2.1.5	The company and the buyer shall agree the list of consents and approvals required in connection with the transfer of control in the company and also in any company controlled by it to the buyer and for the implementation of the arrangement, including pursuant to undertakings and agreements to which the company or corporations controlled by it (including Blue Square Real Estate) are a party and whose receipt shall be a condition precedent for the arrangement (hereinafter in this paragraph: ‘the required approvals’). Moreover, the required approvals shall be received.

Without derogating from the aforesaid, it is agreed that insofar as the company or any of the companies controlled by it (directly or indirectly) is a party to an agreement with the banks that includes a ‘change of control’ clause, the consent of the bank to this arrangement shall be regarded as consent of that bank to the change of control in the company and in any company controlled by it for the acquisition of control agreement (to avoid doubt – in such a way that the bank will not have any right as a result of the change of control), with all that is implied thereby;

13.2.1.6	Approval of a meeting of the company’s shareholders to this arrangement, or alternatively approval of the court that there is no need for approval of the shareholders’ meeting;

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13.2.1.7	Approval of the Settlement Agreement with Mega’s Trustees by the court (in the relevant files) and the Settlement Agreement with Mega’s Trustees coming into effect;

13.2.1.8	Transfer of the acquired assets (as defined in the acquisition of control agreement) to the buyer, when they are free and unencumbered by any third party right;

13.2.2	The company, the buyer, the banks, the credit insurers and the bondholders shall cooperate and act, each in the matters dependent on it, in order to bring about the fulfilment of the conditions precedent as soon as possible. It is clarified that nothing in the aforesaid shall impose on the buyer or the company an additional financial cost beyond its undertakings pursuant to this arrangement above. It is also clarified that nothing stated in this arrangement shall impose a duty on the buyer or on anyone acting on its behalf or related to it (including a controlling owner therein or a corporation controlled by it or held by it) to disclose information to the public pursuant to any law (including pursuant to a demand of the Securities Authority, in Israel or abroad).

13.2.3	The last date for the fulfilment of all of the conditions precedent is July 31, 2016.

13.2.4	Should the conditions precedent not be fulfilled by the last date for the fulfilment of the conditions precedent pursuant to the provisions of section 13.2.3 above, each of the parties shall be entitled to extend at its sole discretion the aforesaid period by no more than fourteen (14) days. In addition, insofar as there will be significant progress towards the fulfilment of the conditions precedent as stated above after the first extension date, each of the parties shall not refuse to give consent, except on reasonable grounds, to one additional extension of up to thirty (30) days for the purpose of the fulfilment of the conditions precedent. Insofar as the court’s approval, as defined above, did not include the orders stated in subsections 13.2.1.3(d) and 13.2.1.3(e), or the court’s approval was not received because of the orders requested in those subsections, then it is agreed that the creditors will be entitled to give notice to the company and the buyer, with the required consent, that these orders shall not constitute conditions precedent for this arrangement coming into effect.

13.2.5	Insofar as the conditions precedent will not be fulfilled up to the last date determined in section 13.2.3 above, and also will not be fulfilled until the end of the extension periods mentioned in section 13.2.4 above (insofar as they will be given), then this arrangement shall be null and void without any need for any additional action or notice, all of which unless the buyer gives notice to the company in writing, before the aforesaid periods have expired, that it waives the fulfilment of the conditions precedent that have not been fulfilled and/or the parties agreed, with the required consent, to give of an extension or more than one extension for the fulfilment of (all or some of) the conditions precedent by periods of time that will be agreed.

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13.2.6	In a case where before the completion of this arrangement and its coming into effect the agreement for the acquisition of control expired or was lawfully cancelled, or the buyer’s undertakings pursuant to the agreement for the acquisition of control were cancelled in accordance with the buyer’s right pursuant to section 4 of the buyer’s offer of February 15, 2016, which is a part of the agreement for the acquisition of control, then this arrangement will be null and void without any need for any additional operation or notice.

13.3	Completion of the arrangement

13.3.1	The completion of the arrangement shall take place on the date determined by the company and the buyer, which shall be on the date of completion of the agreement for the acquisition of control, and which shall take place no later than ten (10) business days after the date on which the conditions precedent stated in sections 13.2.1.1 to 13.2.1.7 above are fulfilled (hereinafter: ‘the completion date’).

13.3.2	On the completion date, all of the operations stated in this section 13.3.2 (hereinafter: ‘the completion operations’) shall be performed simultaneously (as stated in section 13.3.3):

13.3.2.1	The buyer shall receive all of the acquired assets (as this term is defined in the agreement for the acquisition of control) when they are free and unencumbered;

13.3.2.2	The buyer shall pay into the trust account whose details will be given to it by the controlling owners and Bank Hapoalim a sum of NIS 115,000,000 in return for presentation of a valid certificate of an exemption from deduction of tax at source and any other document that is required by law (otherwise tax will be deducted according to law from the payment, or the payment will be delayed as applicable, without it being required to delay the completion of the performance of this arrangement on the completion date);

13.3.2.3	The buyer shall inject into the company the amount of the immediate investment as stated in section 8.1 above (for this purpose, the buyer shall be entitled, at its discretion, to make use of the sum that is being used according the buyer’s offer as proof of seriousness).

13.3.2.4	All of the buyer’s shares will be granted to the buyer pursuant to the provisions of section 9 above and in accordance with the Shares Order, and all of the shares and/or the rights to shares (as this term is defined above) shall be transferred to the buyer or shall be eliminated and cancelled in accordance with the provisions of section 13.2.1.3(f) above.

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13.3.2.5	The company shall make a payment to the creditors as stated in section 6.1 above; the financial creditors shall deliver their approval in writing to the company that they were not paid any payment on account of the principal of the debt in the period from the base date until the completion date (not including the completion date);

13.3.2.6	Directors shall be appointed for the Board of Directors of the company in an amount and with the identity that will be submitted to the company by the buyer, whereas the directors holding office in the company prior to the completion date shall all resign, with the exception of the directors that were appointed by the buyer prior to the completion date (insofar as any were appointed) and with the exception of the outside directors; as well, the company will acquire, at the time of closing, a "Run Off" insurance policy (it is hereby clarified, that insomuch as the acquisition of such a policy will not have occurred at the time of closing, such will not prejudice the closing of the arrangement, and in such event, the acquisition of such a policy will be done by the company in proximity following the closing of the arrangement);

13.3.2.7	The amended trust deed shall come into effect and replace the original trust deed;

13.3.2.8	The documents required for the creation and registration of the charges stated in section 10.1 and 10.11, including the letter of instructions to the trustee of the collateral, shall be signed and submitted to the Companies Registrar (and a copy stamped ‘Received’ will be delivered to the parties); in addition, the charges in favor of Bank HaPoalim will be removed as stated in section 10.11 above.

13.3.2.9	The buyer and the company shall sign the letter of subordination, which is attached as Annex 9 of this arrangement;

13.3.2.10	The amended trust deed and the loan documents with the banks that are attached hereto as Annex 4 and Annex 14 of this arrangement shall be signed.

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13.3.3	It is clarified that all of the completion operations are interconnected and conditional upon one another, and the performance of each of them is a condition for the performance of each of the other operations. If for any reason any of the completion operations is not performed, this arrangement shall not be regarded as complete and its completion shall be deferred and performed on a date when all of the completion operations will be completed (and that date is the one that will constitute the ‘completion date’ for all intents and purposes). To avoid doubt, the buyer shall not be liable to carry out its undertakings pursuant to this arrangement which are scheduled for performance on the completion date insofar as the other operations scheduled for performance on the completion date are not performed.

13.3.4	If prior to the last date for the fulfilment of the conditions precedent (including the deferred dates): (a) an order suspending proceedings is given against the company and a material adverse change has occurred in the company’s position in relation to its position on the date of filing the motion for convening the meeting; or (b) an officeholder, trustee, liquidator, special manager or receiver, whether temporary or permanent, is appointed for the company by a court; or (c) a temporary or permanent liquidation order is given against the company; and these are not set aside or cancelled by the earlier of (1) the last date for the fulfilment of the conditions precedent; and (2) thirty (30) days from the date when the event stated in subsections a-c above occurred, then the buyer will have the right to give notice of cancellation of this arrangement, and in such a case this arrangement shall be null and void and the conditions precedent above shall be regarded as not having been fulfilled.

13.3.5	All of the documents that will be signed and/or delivered (by any of the parties and/or by a third party) within the framework of the completion event shall constitute the ‘completion documents,’ shall be attached to this arrangement and shall constitute an integral part hereof.

13.3.6	Before the convening of the meeting, Extra shall sign an undertaking to the company, which is subject to the approval of the arrangement by the court, to guarantee the performance of the buyer’s financial undertakings on the completion date, with the wording attached in Annex 10.

13.4	In a case where this arrangement does not come into effect because of the non-fulfilment of the conditions precedent for a reason that is not related to the company, then with regard to the relationship between the company and the financial creditors (only), the undertakings of the company and the financial creditors pursuant to this arrangement shall be regarded as void ab initio, and each of the financial creditors shall have the right to demand immediate repayment of the company’s debt to it.

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14.	Release from contentions and claims

14.1	Starting from the completion date (and subject to its occurrence, including the actual making of the payments to the financial creditors and the registration of the charges in favor of the financial creditors and the guaranteed creditors as stated in section 6.1 above), a full, final, absolute and irrevocable release shall be given between the following parties: (a) the company (whether directly or indirectly, such as through a derivative claim), the company’s external advisers and the company’s attorneys; (b) the financial creditors and/or anyone that acted and/or is acting on their behalf and/or in their stead, including the bondholders, the trustee for the bondholders (and/or anyone on his behalf, including the agents of the trustee for the bondholders and attorneys) and each of the banks (and/or anyone acting on its behalf, including attorneys) and each of the credit insurers (and/or anyone on their behalf, including attorneys); (c) directors of the company, who held office as directors during 2015, provided that they did not act at the same time as officers of the company (in addition to their holding office on the Board of Directors); directors of the company that held office as directors in 2016; and officers of the company, who are not and were not directors of the company, that held office as officers during the period from January 1, 2016, until the date of filing the motion for convening meetings for the approval of this arrangement (including in a part of that period) (all of the aforesaid in this subsection c shall be called hereinafter: ‘the released officers’) – (all of the aforesaid shall be called hereinafter: ‘the parties’), mutually, in a manner in which each one of the parties shall release and grant a release as stated above (hereinafter: ‘the granters of the release’) to each of the parties as stated above (hereinafter: ‘the recipients of the release’), subject to the conditions as stated in section 14.3 below.

14.2	In addition, after and subject to the fact that the company will complete in full its undertaking to carry out optional early redemption (pursuant to the provisions set out in section 6.5.1 above), the following parties (hereinafter: ‘the additional parties’) shall be added to the parties (the granters of the release and the recipients of the release): (a) any party that held office or holds office in the company as an officer (including a director) in the company before the completion date; (b) any persons who were the controlling owners of the company during the period from January 1, 2016, until the completion date.

Notwithstanding what is stated in this section 14.2 above, the additional parties shall not include anyone that actually held office in 2014 as officers (beyond their holding office on the Board of Directors of the company).

14.3	The release:

14.3.1	The release stated in section 14.1 above shall be granted for any demand and/or contention and/or claim of any kind or type whatsoever, whether it is known to the granters of the release or not, and whether it exists or is contingent, whose cause of action was created and/or which originated in the period from January 1, 2015, until the completion date (it is clarified that the release shall not apply with regard to any undertaking that applies from the completion date, including with regard to any undertaking that the company is liable to perform on the completion date). In addition, after the company will complete in full its undertaking to carry out an optional early redemption (pursuant to the provisions stated in section 6.5.1 above) and provided that on that date a redemption has been performed in full for each financial creditor that so wishes pursuant to the provisions of section 6.5.1 above, the aforesaid release shall also apply to any cause of action that preceded January 1, 2015.

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14.3.2	The release shall not apply to causes of action for which a release was not given (such as fraud and/or breach of fiduciary duties and/or a debt or liability that was created in a fraud to which the recipient of the release was a party, according to the meaning thereof in section 69(a)(2) of the Bankruptcy Ordinance), not shall it apply to a claim with regard to which it is determined in an absolute judgment that an officer acted in breach of a fiduciary duty to the company or maliciously.

14.3.3	Without derogating from the provisions of the release as stated above vis-à-vis the financial creditors and/or anyone acting on their behalf (including vis-à-vis the bondholders) and/or the company, the grant of a release by the company and/or any of the financial creditors to any of the released officers is conditional upon the relevant recipient of the release confirming in writing (with the wording attached hereto as Annex 16) the grant of the release to the company and the financial creditors and/or anyone acting on their behalf (including the bondholders), until not later than the date of the optional early redemption.

14.3.4	Without derogating from the provisions of the release as stated above, if notwithstanding everything stated in the provisions of the release any of the parties (including the trustee for the bonds and/or anyone acting on his behalf) with regard to this release section will be sued by any party for any cause of action, including the causes of action included in the provisions of the release, the provisions of the release shall not prevent a defendant as aforesaid from filing a counterclaim and/or third party notice against any party, including any of the parties in whose favor the provisions of the waiver were given, but excluding the filing of a counterclaim and/or a third party notice against the trustee of the bonds and/or anyone acting on its behalf.

14.3.5	It is clarified that nothing in the provisions of the release shall derogate from the validity of a letter of indemnification and/or release and/or binding resolutions that were given or made by the company to any of the officers and/or directors of the company, insofar as there are letters of indemnification and/or release and/or binding resolutions of the company as aforesaid and insofar as they are valid as of June 1, 2016.

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15.	Offset and lien rights

15.1	With respect to the comprehensive debt, the company hereby waives in favor of each bank, creditor insurers and the trustee of the bondholders and the bondholders, irrevocably, any right of offset, lien, forfeiture or any similar self-help right, which it has pursuant to any law or agreement.

15.2	With respect to the comprehensive debt, each of the banks, the credit insurers, the trustee for the bondholders and the bondholders hereby waives in favor of the company, irrevocably, any right of offset, lien, forfeiture or any similar self-help right, which it has pursuant to any law or agreement.

16.	Reports and notices

16.1	The company undertakes to give notice in writing to the financial creditors and provided the company continues being a publicly traded company or a reporting company, and by means of an immediate report with regard to the following:

16.1.1	On the examination date (as defined in sections 10.7 and 10.10 above), the calculation of the debt to collateral ratio (LTV), if and insofar as a charged asset is not a listed share, the calculation of this ratio shall be made on the basis of an appraisal of an outside entity with expertise and goodwill, where the date on which it is made is not more than twelve months earlier than the date of the report.

16.1.2	When the company learns of the occurrence of any breach event.

16.1.3	When the company learns of the filing of a legal proceeding against the shares that constitute a part of the charged assets.

16.1.4	Insofar as the company will cease to be a public company or a reporting corporation, annual financial statements shortly after they are signed.

16.2	In addition and without derogating from the aforesaid, the company undertakes to deliver to any of the banks or the credit insurers or the trustee for the bondholders, from time to time, upon their reasonable request, information regarding the company’s business, insofar as this information is reasonably required by those creditors for the purpose of protecting their rights with regard to the debt to each bank or the debt to the bondholders or the credit insurers, and insofar as this information shall not prejudice the company or its business, all of which subject to the signing of a non-disclosure undertaking that the company shall deliver to them.

16.3	Any notice pursuant to this arrangement and within the framework hereof, both on behalf of the company and a notice on behalf of any of the banks and/or the credit insurers and/or the bondholders or the trustee for the bondholders to the company, and any request, demand, report, approval, consent and so on pursuant to this arrangement (hereinafter jointly: ‘notice’) shall be made in writing, and the following provisions shall apply to it:

16.3.1	A notice of the company pursuant to this arrangement and within the framework hereof shall be delivered by the company to the banks, the credit insurers and the trustee of the bondholder jointly and in a consolidated manner, and as applicable, also to the trustee of the collateral.

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16.3.2	A notice of any of the banks and/or the trustee of the bondholders and/or any of the credit insurers to the company shall be delivered by the sender to the company, with a corresponding copy to the other banks and/or the trustee of the bondholders and/or the credit insurers.

16.4	Every notice of any of the parties shall be sent to the addressee by personal delivery, registered mail or facsimile, to his address as stated below, and shall be regarded as a notice that was received by the addressee: if it is delivered by hand – at the time of its actual delivery; if it was sent by registered mail – 72 hours from the time of delivery for mailing; if sent by facsimile – at the end of the business day on which it was sent, subject to telephone approval of its arrival (including the name of the approver).

16.5	The address of the parties – which is an address in Israel – and their representatives for the purpose of obtaining notices within the framework of this arrangement and the delivery of written pleadings shall be as stated below or in accordance with a notice given by any of the parties in writing:

The company –

Address: _____________; facsimile: ____________; telephone: ___________;

c/o _______________.

The trustees of the bonds –

Address: _____________; facsimile: ____________; telephone: ___________;

c/o _______________.

Bank HaPoalim –

Address: _____________; facsimile: ____________; telephone: ___________;

c/o _______________.

Bank Mizrahi –

Address: _____________; facsimile: ____________; telephone: ___________;

c/o _______________.

Bank Discount –

Address: _____________; facsimile: ____________; telephone: ___________;

c/o _______________.

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FIBI –

Address: _____________; facsimile: ____________; telephone: ___________;

c/o _______________.

Bank Leumi –

Address: _____________; facsimile: ____________; telephone: ___________;

c/o _______________.

The buyer –

Address: _________________________; Facsimile: __________________; Telephone: ____________________; c/o _______________________.

17.	Application

All of the bank documents, the original trust deed, the amended trust deed, the collateral documents, and any other or additional document relating to the company that was signed or will be signed by the company with any of the financial creditors up until the completion date (inclusive), all of which with regard to the comprehensive debt (hereinbefore and hereinafter, jointly: ‘the external documents’) shall apply in a manner that is fully subject to the provisions of this arrangement, in such a way that in any case of a conflict in the provisions of the external documents in relation to the provisions of this arrangement, then only the provisions of this arrangement shall apply, and they shall override any other provision that exists on those matters in the external documents.

Without prejudice to the generality of the aforesaid, on these matters the arrangement shall be regarded as an exclusive and exhaustive agreement between the company and each one of the financial creditors in such a way that the provisions of the external documents shall not apply in the following matters:

17.1	Grounds for demanding immediate repayment and a breach event – shall not constitute grounds for immediate repayment or a breach event except as provided in this arrangement.

17.2	Early repayment and commissions for the making of an early repayment – restrictions on the making of early repayment shall not apply, the financial creditors shall not have rights to early repayment and no commissions shall be paid for making early repayment (including any other commission for the aforesaid) except as provided in this arrangement.

17.3	Payments for the debt to each bank and the debt to the bondholders and the credit insurers – no payment whatsoever shall be made for the debt to each bank and the debt to the bondholders and the credit insurers, other than as provided in this arrangement. Inter alia, all of the terms for making such payments, including the payment dates, interest rates, default interest rates, indexation, early repayment commissions, fines, and son on, shall be solely as provided in this arrangement.

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17.4	Notices and reports – the company shall not have a duty to deliver notices and/or reports to any of the banks and/or the bondholders and/or the credit insurers, but for the events provided in this arrangement and in the manner provided in this arrangement.

17.5	Providing collateral and/or realizing collateral and/or enforcing collateral and/or ground for realizing and enforcing collateral and/or restrictions on the release or replacement of collateral (including with regard to collateral that guarantees the debt to Bank Hapoalim for the Bee Group) shall be solely as provided in this arrangement and in the collateral documents that will be signed with regard to this arrangement.

17.6	Restrictions of the company’s operations, on the management and control of the company, on a change of control in the company, and financial and other covenants applying to the company shall not apply except as stated in this arrangement.

17.7	Default interest – shall not apply except subject to the provisions of sections 6.6.7 and 12.5 above.

17.8	Offset and lien – only the provisions of section 15 above shall apply.

To avoid doubt, the banks shall be entitled to charge commissions and current expenses that are paid in accordance with the external documents for current management of the account in the normal course of business.

18.	Miscellaneous

18.1	Any annex to this arrangement that is not attached at the time of signing it shall be added as soon as possible and shall be attached to this arrangement by and no later than the date of convening the creditors’ meeting, and with regard to the collateral documents, by the completion date.

18.2	This arrangement does not constitute a contract in favor of a third party that is not a party to this arrangement.

18.3	This arrangement exhausts all of the consents, stipulations and declarations between the parties with regard to the matters that are the subject of this arrangement, and no offer, summary, understanding, representation or promise with regard thereto that were made or given before this arrangement came into effect (including the principles of the debt arrangement that were published on MAGNA on November 2, 2015, and the standstill document that the company signed on September 10, 2015, with all of the amendments and addenda thereto) by any of the parties, in writing or orally, expressly or by implication, shall have any validity, except as stated in this arrangement.

18.4	Any addition, change or amendment to this arrangement shall require the consent of the buyer, the company and the required consent creditors. However, insofar as adjustments, completions or technical amendments that are not material will be required up to the completion date (inclusive), they will be made without any need for obtaining the required consent.

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18.5	A failure by any of the parties to exercise any right given to it pursuant to this arrangement or pursuant to law, or a postponement or delay in exercising it, shall not be regarded as a waiver of the aforesaid right, and a single or partial exercising of the right by any of the parties as aforesaid shall not prevent additional or other exercising of the aforesaid right or exercising of any other right that exists pursuant to this arrangement or pursuant to law. An extension or concession that were given, or a waiver or settlement that were made, in any case, by any of the parties, shall not be interpreted as a precedent or a waiver with regard to another case and shall not derogate from the rights of that party, in accordance with this arrangement or pursuant to law.

18.6	Drafts of this arrangement that were exchanged between the parties shall not be used to interpret it.

18.7	This arrangement and its interpretation shall be governed by Israeli law, and only the competent courts in the Central District shall have exclusive jurisdiction to hear any matter relating to this arrangement or deriving from this arrangement.

The remainder of the page is intentionally blank – signatures and approvals on the next page

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In witness whereof the parties have signed below:

Alon Blue Square Israel Ltd.

Israel Discount Bank Ltd.	Bank HaPoalim Ltd.	Bank Mizrahi Tefahot Ltd.

Bank Leumi LeIsrael B.M.	Hermetic Trust (1975) Ltd.	First International Bank of Israel Ltd.

* The signature of Hermetic shall be attached after approval of this arrangement by the meeting of bondholders.

Approval of the buyer:

The buyer hereby confirms all of the buyer’s undertakings stated in the sections of the arrangement whose numbers are stated in Annex 19 of this arrangement.

________________________

Confirmation of the buyer’s attorney:

I the undersigned, _____________, Adv., the attorney of the buyer (as defined above) hereby confirm that Mr. ______________ signed before me on behalf of the buyer, and that his signature together with the buyer’s stamp or its name in printed characters binds the buyer for all intents and purposes.

I hereby confirm that the buyer has received all of the approvals required by any law for the purpose of the aforesaid signature.

In addition, I confirm that the buyer is a company that is fully owned by Mr. Moti Ben-Moshe.

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Annex 1A – Details of the Debt to Each Bank as of the Publication Date

Summary of data as of June 30, 2016
Alon Blue Square Israel Ltd.							As of June 30, 2016
								Principal of debt
The loans include loans that were taken by Blue Square, joint accounts, guaranteed accounts and loans in the Bee Group for the acquisition of Naaman							Creditor	NIS thousands	Debt ratio	NIS thousands	Notes
							Poalim	271,684	29.578%	5,352	The accrued interest includes a balance in a sum of NIS 1635K from before February 29, 2016. See details of the debt terms
Date of calculating linkage		June 30, 2016					Discount	50,000	5.459%	-	Interest charged for the period after February 29, 2016 – should be balanced according to terms of the arrangement
							FIBI	40,000	4.367%	238	Interest charged for the period after February 29, 2016 – should be balanced according to terms of the arrangement
Index of the report period		33569107.8158	Index known June 2016				Mizrahi	143,952	15.678%	3,803	Accrued interest includes a balance in a sum of NIS 2040K from before February 29, 2016. See details of the debt terms
							Leumi	35,000	3.821%	925	Accrued interest includes a balance in a sum of NIS 440K from before February 29, 2016. See details of the debt terms
Prime		1.60%					C series bonds	378,336	41.097%	4,703	Out of the accrued and unpaid interest, January-February 2016 interest in a sum of NIS 1,526K was deposited with the trustee
							Total	918,972	100.000%	15,021
Details of terms of the debt		June 30, 2016					Check	918,972		15,021

Date of setting up the loan	Final repayment date	Principal of debt	Base index	Lender	Terms of the loan	Company (borrower)	Nominal interest	Book value as of	Accrued interest	Date of last payment		Date when interest accrues
								NIS thousands
October 18, 2010	October 18, 2020	133,333	31,992,365	Poalim	Linked_- fixed	Blue Square	3.30%	139,904	2,704	January 18, 2016		June 30, 2016
		50,000		Discount	On call	Blue Square	4.80%	50,000	-	June 30, 2016		June 30, 2016
		40,000		FIBI	On call	Joint account	4.10%	40,000	238	May 8, 2016		June 30, 2016
		74,000		Mizrahi	On call	Joint account	4.60%	74,000	1,544	January 16, 2016	December 31, 2015	June 30, 2016
October 20, 2010	October 20, 2020	66,667	31,992,365	Mizrahi	Linked - fixed	Mega Retail	2.70%	69,952	2,259	April 20, 2015	December 31, 2015	June 30, 2016
March 5, 2014	February 19, 2019	100,000		Poalim	Unlinked P+2	Mega Retail	3.60%	80,000	1,436	December 31, 2015		June 30, 2016
		24,850		Leumi	On call	Mega Retail	3.85%	24,850	432	January 17, 2016		June 30, 2016
October 20, 2010	October 20, 2020	10,150		Leumi	On call	Eden Teva Market guaranteed	4.85%	10,150	492	July 1, 2015		June 30, 2016
July 11, 2011	January 11, 2017	11,000		Poalim	Unlinked P+1%	Eden Teva Market	2.65%	3,668	97	July 1, 2015		June 30, 2016
September 11, 2011	March 1, 2017	12,000		Poalim	Unlinked P+1%	Eden Teva Market	2.65%	3,997	106	July 1, 2015		June 30, 2016
		-		Poalim	Unlinked P+1%	Eden Teva Market	Principal that was not paid on time before July 1, 2016	571	15	July 1, 2015		June 30, 2016
		-		Poalim	Unlinked P+1%	Eden Teva Market	Interest accrued until July 1, 2016		63			June 30, 2016
		20,000		Poalim	On call	Eden Teva Market	2.65%	20,000	530	July 1, 2015		June 30, 2016
		-		Poalim	On call	Eden Teva Market	Interest accrued until July 1, 2016		4			June 30, 2016
		200		Poalim	Overdraft	Eden Teva Market	2.65%	200	5	July 1, 2015		June 30, 2016
				Poalim	Overdraft	Eden Teva Market	Interest accrued until July 1, 2016		63			June 30, 2016
								517,293	9,360

Bonds

Series	Issue date			Repayment date	Terms of the bond	Borrowers	Nominal interest	Book value	Accrued interest
								NIS thousands
Series C bonds	November 9, 2010	360,566	31,992,364.87	November 4, 2011-2022	Linked fixed	Public	2.50%	378,366	4,703	January 1, 2016		June 30, 2016
								378,366	4,703

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Bee Group loans for acquisition of Naaman

Date of setting up the loan	Final repayment date	Principal of debt	Base index	Lender	Terms of the loan	Company (borrower)	Nominal interest	Book value as of	Accrued interest	Date of last payment	Date when interest accrues
								NIS thousands
October 31, 2007	November 30, 2017	10,778	28,792,992	Poalim	Linked fixed	Blue Square	6.20%	12,565	455	November 30, 2015	June 30, 2016
October 31, 2007	November 30, 2017	10,778		Poalim	Unlinked + 8%	Blue Square	8.00%	10,778	503	November 30, 2015	June 30, 2016
								23,343	958

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Annex 1B – Details of the Debt to the Bondholders as of the Publication Date

The comprehensive debt

Annex of debts to financial creditors in NIS thousands according to the company’s books
(as of June 30, 2016)

Banks	Direct debt	Direct interest	Guaranteed/ joint debt Principal	Guaranteed/ joint Interest	Guaranteed Eden Principal	Eden Interest	Bee Retail Principal	Bee Interest	Total Principal	Total Interest
Poalim	139,905	2,074	80,000	1,436	28,436	884	23,343	958	271,684	5,352
Mizrahi			143,952	3,803					143,952	3,803
Leumi			35,000	925					35,000	925
FIBI		0	40,000	238					40,000	238
Discount	50,000	0							50,000	0
Total banks	189,905	2,074	298,952	6,402	28,436	884	23,343	958	540,636	10,318
C series bonds	378,336	4,703							378,336	4,703
Total financial creditors:									918,972	15,021

Interim summary

Banks	Direct debt	Guaranteed debt	Eden debt	Bee debt	Total Principal
Poalim	141,979	81,436	29,320	24,300	277,035
Mizrahi	0	147,755	0	0	147,755
Leumi	0	35,925	0	0	35,925
FIBI	0	40,238	0	0	40,238
Discount	50,000	0	0	0	50,000.00
Total banks	191,979	305,354	29,320	24,300	550,953
C series bonds	383,040	0	0	0	383,040
Total financial creditors:	575,019	305,354	29,320	24,300	933,993

Summary of the debts to the financial creditors (in NIS thousands as of June 30, 2016):

	Principal	Interest	Total
Banks	540,636	10,318	550,954
Of which guaranteed debt	298,952	6,402	305,354
Bonds	378,336	4,703	383,039
Total financial creditors:	915,932.06	8,261	924,193

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Annex 2 - Settlement Agreement with Mega Retail's trustees and the supplement to the Settlement Agreement with Mega Retail's trustees (including appendices)

Settlement Agreement

In the Central District Court	Liquidation Case 31163-01-16

Before the honorable Vice-President, Justice I. Shilo

In the matter of:	Mega Retain Ltd., private company 52-003618-7 (in suspension of proceedings)

‘Mega’ or ‘the company’;

And in the matter of:	Accountant Gavriel Trabelsi and Adv. Ehud Gindes Trustees of the company in suspension of proceedings

By themselves or by their attorneys, Advocates Shalom Goldblatt and/or Liat Tzarfati Shalom and/or Eyal Ben-Zaken of the firm of Goldblatt, Gindes, Yariv & Co., Advocates
Of 7 Menachem Begin Road (Gibor Sabrina Building), Ramat-Gan 5268102
Tel. 03-7549933, fax. 03-7549934

‘The trustees’;

And in the matter of:	Alon Blue Square Israel Ltd.
By its attorneys, Advocates Shirel Guttman-Amira and/or Uri Sorek of the firm of Agmon & Co. Rosenberg Hacohen & Co., Law Offices, of Electra Tower, 98 Yigal Alon Street, Tel-Aviv
Tel. 03-6078607. Fax. 03-6078666

‘Blue Square’;

And in the matter of:	C.A.A. Extra Holdings Ltd.

By its attorneys Kalir Binyamini, Law Offices, of Ayalon Tower, floor 14
12 Abba Hillel Silver Street, Ramat Gan
Tel: 03-6423540. Fax. 03-6423541.

‘The buyer’;

Settlement between Mega and Blue Square

A settlement is hereby presented between Mega, through the trustees Accountant Gabriel Trabelsi and Adv. Ehud Gindes, and Blue Square, which is agreed by the trustees of Mega and the buyer that entered into an agreement to buy the control in Blue Square, and which is contingent, inter alia, upon approval of the Blue Square settlement (as defined below). This settlement is subject to the conditions and approvals stated in section 16 below. When the parties sign this settlement, the parties will act to fulfil the conditions and obtain the aforesaid approvals.

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1.	Definitions –

1.1	‘The joint creditors’ – anyone that, on the date of Mega’s suspension of proceedings order (January 17, 2016), had a cause of action (including a future or contingent cause of action) against Mega together with Blue Square or a cause of action against Mega that is guaranteed by Blue Square or for which an indemnification undertaking or another undertaking was given by Blue Square, or a cause of action against Blue Square for which Blue Square has a right (pursuant to law or pursuant to agreement or from any other source) to receive indemnification or a contribution from Mega, including (but not only) all of the creditors stated in Annex 2, with the exception of banks, that are a party to the Blue Square arrangement, or to whom Blue Square gave a guarantee for Mega’s debt to them or to whom there is a debt that originates in a joint bank account of Mega and Blue Square as stated in Annex 3 (hereinafter, jointly: ‘the guaranteed banks’ and ‘the guaranteed debt to the banks’), with the exception of Clal and ICIC (hereinafter: ‘the credit insurance companies’) and with the exception of the creditors stated in Annex 4 (hereinafter: ‘the separate creditors’), which, notwithstanding what is stated above, shall not be included, with respect to the debt stated in that annex, within the scope of the joint creditors. To avoid doubt, with respect to this definition, ‘cause of action’ means whether a claim has been filed with regard thereto (including a debt claim filed with the trustees) or not, and whether a judgment has been given with regard thereto or not, and including for debts for any contention and/or claim and/or demand from Blue Square, whether certain or contingent, whether current or in the future, whether pecuniary or otherwise, whether liquidated or unliquidated, including claims relating to contract, tort, raising the veil and/or the doctrine of corporate organs, indemnification, unjust enrichment, class actions or any other cause of action, whether their date of payment has passed or their date of payment has not yet arrived on the date when this settlement will come into effect.

1.2	‘The joint debts’ – all of the debts of Blue Square to the joint creditors.

1.3	‘Blue Square arrangement’ – a creditors’ arrangement between Blue Square and the financial creditors, as approved in Liquidation Case 18975-05-16, or in any other proceedings, including any amendment that will be made to it in the future.

2.	The guaranteed debt to the banks and the credit insurance companies – Blue Square shall pay the guaranteed banks the whole of the guaranteed debt to the banks (which, according to an immediate report of Blue Square as of November 2, 2015, stood at approximately NIS 300 million), and the guaranteed debt to the credit insurance companies (which stands at approximately NIS 90 million), all of which as stated in the Blue Square arrangement. When this settlement comes into effect, the following shall apply: (a) the guaranteed debt to the banks and the guaranteed debt to the credit insurance companies shall be deducted from the debt claims that were filed by the banks and the credit insurance companies with Mega’s trustees, and (b) Mega shall be released from the guaranteed debt to the banks and from the guaranteed debt to the credit insurance companies, and these debts shall be the sole liability of Blue Square. Blue Square shall not have a right of recourse against Mega and the trustees’ fund with regard to the payment of the aforesaid debts.

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3.	National Insurance claim – Blue Square shall be exclusively liable for payment of its alleged debt to National Insurance (an alleged debt that derives from determination of the National Insurance Institute for the years 1999-2000 and 2001-2004, with regard to which a legal proceeding is taking place in the Labor Court, and a debt that derives from a determination of the National Insurance Institute for the years 2005-2008, with regard to which a challenge has been filed by Blue Square). Blue Square shall not have a right of recourse against Mega and the trustees’ fund with regard to the aforesaid payment.

4.	The Provisor claim – Blue Square shall indemnify the trustees’ fund for any amount that the trustees’ fund will be compelled to pay de facto (in accordance with the percentage of the repayment that will be due from the trustees’ fund to Mega’s creditors and pursuant to law) as a result of a claim that was filed by Mr. Provisor and others in CC 17359-07-15) (hereinafter: ‘the Provisor claim’). Nothing stated in this settlement shall grant any right to any of the plaintiffs in that claim. Blue Square shall conduct by itself and at its expense the proceedings in the Provisor claim on its own behalf and on behalf of Mega. Mega shall not make a settlement in the Provisor claim without the consent of Blue Square. Blue Square shall not have a right of recourse against the funds of Mega’s trustees for the payments that it shall make by virtue of this section or even by virtue of any other payments that Blue Square will be compelled to pay, if any, by virtue of the Provisor claim.

5.	Pecuniary arrangement and balancing payment – the trustees’ fund shall pay Blue Square a sum equal to the amount of the guaranteed debt to the credit insurance companies less NIS 30 million plus interest that will be received by the trustees’ fund for the aforesaid amount from the buyer as defined below, insofar as it will be received. The payment pursuant to this section shall be made by February 1, 2017, but insofar as the trustees’ fund will be able to pay this amount or a part thereof earlier, then the payment or a part thereof will be brought forward to the earliest possible date.

6.	Compensation fund – Blue Square shall transfer to the sole control of the trustees the compensation fund of Blue Square, which is managed by Clal Insurance Company Ltd. (the compensation fund that is the subject of Motion 22 in Liquidation Case 31163-01-16, and in which the balance stands at a sum of approximately NIS 2.3 million), including the signatory rights to approve payments.

7.	Waiver of contentions and debt claims by Blue Square – from the date on which this arrangement comes into effect, Blue Square waives and forgoes, in favor of Mega and the trustees, finally, absolutely and irrevocably, any right, cause of action, contention, demand and claim, of every kind and type whatsoever (pecuniary or otherwise), which originate in the period that preceded the date on which this settlement comes into effect, including with regard to the repayment of owners’ loans, the giving of guarantees, including for alleged debts as stated in the debt claim that Blue Square filed with the company on February 24, 2016, which shall be deleted in full, etc., all of which whether the rights, causes of action, contentions, demands and claims as aforesaid have been settled (in whole or in part) within the framework of this arrangement or not, whether they are known on the date of this arrangement or not, whether legal or other proceedings have been filed with regard to them or not. To avoid doubt, nothing stated in this section above shall derogate from the other provisions of this settlement, including the undertakings of Mega and the trustees pursuant hereto.

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8.	Waiver in favor of Blue Square – from the date on which this arrangement comes into effect, Blue Square and any corporation controlled by it (with the exception of Blue Square Real Estate Ltd.) are finally, absolutely and irrevocably released from any claim and/or demand of Mega (or anyone acting on Mega’s behalf, including the trustees or any other officeholder that will be appointed for Mega) or any of Mega’s creditors (including, inter alia, employees, suppliers, banks and others, all of which in the capacity of the aforesaid as creditors of Mega), which originate in any cause of action that preceded the date on which this settlement comes into effect. Mega and all of Mega’s creditors (in their capacity as Mega’s creditors) shall not be entitled to file any proceeding against Blue Square and any corporation controlled by it (with the exception of Blue Square Real Estate Ltd.) for any cause of action for the period that preceded the date on which this settlement comes into effect.

Pursuant to the aforesaid and without derogating from the generality of the aforesaid, on the date on which this arrangement comes into effect, all of the proceedings filed by the trustees or any creditors of Mega against Blue Square in the court hearing Liquidation Case 31163-01-16 or before any other court shall be dismissed. Inter alia, the court shall dismiss all of the motions relating to ‘the suppliers’ option’ that was included in the creditors’ arrangement that was made with regard to Mega in July 2015, the motion for certification of a derivative action that was filed against Mega and Blue Square regarding a claim of a prohibited distribution, and motions relating to claims of Mega’s employees against Blue Square.

9.	This settlement shall not derogate from or prejudice the rights of the trustees and Mega, insofar as there are any, to sue officers or controlling owners of Mega or Blue Square (or any other corporation). However, it is hereby clarified that from the date on which this settlement comes into effect, Blue Square and any corporation controlled by it (with the exception of Blue Square Real Estate Ltd.) shall not pay any costs and shall not be compelled to invest any resources for claims that the trustees will file as aforesaid. In this regard, it is agreed that insofar as a result of a legal proceeding filed by the trustees or Mega’s creditors, any person claiming an indemnification right (as defined below) shall file any legal proceeding, including the sending of a third party notice against Blue Square and any corporation controlled by it (excluding Blue Square Real Estate Ltd.) (hereinafter, jointly: ‘indemnification claim’), then the following provisions shall apply:

a.	The trustees through the trustees’ fund shall pay (in advance, or immediately upon a demand of Blue Square) any expense of Blue Square and any corporation controlled by it (with the exception of Blue Square Real Estate Ltd) that derives from an indemnification claim of a person claiming an indemnification right as aforesaid, including expenses for conducting defense proceedings against such an indemnification claim of a person claiming an indemnification right.

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b.	The trustees through the trustees’ fund shall pay any amount that will be awarded, if any, against Blue Square and any corporation controlled by it (with the exception of Blue Square Real Estate Ltd.) to a person claiming an indemnification right.

c.	The trustees shall deliver to Blue Square full information with regard to any claim that will be filed by them against a person claiming an indemnification right, and Blue Square shall deliver to the trustees full information with regard to any claim or demand that was sent to them by a person claiming an indemnification right.

For this purpose, ‘a person claiming an indemnification right’ means any person that has a right (or may have a right) of recourse or indemnification or contribution against Blue Square or any corporation controlled by it (with the exception of Blue Square Real Estate Ltd.), including by virtue of an indemnification undertaking or by virtue of any other undertaking or pursuant to law.

10.	Joint creditors – the joint creditors shall only be paid out of the fund of Mega’s trustees in such a way that Blue Square shall be released from the debts against them. The joint creditors shall not have any contention or demand or claim against Blue Square for the joint debts. Inter alia, from the date on which this settlement comes into effect, Blue Square shall no longer have any liability to the joint creditors. To avoid doubt, Mega and the trustees’ fund shall not have a right of recourse against Blue Square with regard to a payment to the joint creditors as stated above. Without derogating from the aforesaid, the trustees shall decide the debt claims of the joint creditors, and the joint creditors shall have a right of appeal according to law, and the dividend (in the settlement or in liquidation) to the joint creditors, for the joint debts, shall be an amount of 100% and shall be paid within 12 months of the date on which this settlement comes into effect. If Blue Square made any payment to the joint creditors after the suspension of proceedings order was given against Mega, the trustees’ fund shall pay Blue Square the amount that Blue Square paid as aforesaid (in addition to the amount stated in section 5 above), provided that the payment that will be made after the signing of this agreement by Blue Square shall be approved in advance by the trustees, who shall not refuse unreasonably to pay it.

11.	Guarantees of Blue Square with regard the real estate properties leased to Mega (in this section: ‘properties’) – With regard to guarantees of Blue Square in favor of landlords of properties or management companies of the properties or in favor of third parties that are connected with the properties, such as authorities (hereinafter, jointly: ‘guarantees for the properties’), the following shall apply:

76

11.1	As stated in section 8.7 of the agreement with it, the company Bitan Ba’ir Retail Ltd. (hereinafter: ‘the purchaser’) shall release Blue Square from guarantees for the properties, with regard to the properties that will be transferred to it as a part of the purchase of Mega and that are a part of the property sold to the purchaser and subject to the agreement with it (hereinafter: ‘the transferred properties’), within 12 months of the date on which this settlement comes into effect. Collateral given by Blue Square for the guarantees for the properties shall be returned to it. Moreover, the purchaser shall indemnify Blue Square in full for any amount that will be sued or demanded from Blue Square or that Blue Square will be compelled to pay with respect to the guarantees for the properties, with regard to the transferred properties, with regard to the period from the completion date of the purchase of Mega by the purchaser (hereinafter: ‘the transfer date’) onwards. Insofar as the purchaser shall not perform its aforesaid undertaking, then the trustees’ fund shall indemnify Blue Square as aforesaid and this undertaking of the trustees’ fund shall be valid until July 1, 2020, and shall (only) cover any demand that will be delivered to the trustees by that date (demands that are filed by the aforesaid date may also relate to the period after that date). Moreover, the trustees’ fund shall indemnify Blue Square in full for any amount that will be claimed or demanded from Blue Square or that Blue Square will be compelled to pay with respect to the guarantees for the properties, with regard to the transferred properties, prior to the transfer date.

11.2	In addition, the trustees’ fund shall indemnify Blue Square in full for any amount that will be sued or demanded from Blue Square or that Blue Square will be compelled to pay with respect to the guarantees for the properties, all of which even with regard to the period from the date on which the suspension of proceedings order was given (without limit), with regard to the properties that will not be transferred to the purchaser as a part of the purchase of Mega.

11.3	Insofar as Mega or the purchaser shall dispute the amount that Blue Square guaranteed to a third party according to the third party’s claim, Blue Square shall cooperate with the purchaser or Mega and shall carry out every reasonable operation so that the position of the purchaser or Mega shall be submitted for an appropriate hearing.

11.4	Nothing stated in this section shall derogate from Blue Square’s claim that the guarantees for the properties have expired or will expire upon the sale of Mega to the purchaser.

12.	Authorities and current relations – It is clarified that this settlement (and the mutual waiver of claims and demands from Blue Square to Mega and vice versa) shall not apply to payments that Blue Square is liable to pay for shopping vouchers, and current payments that Mega is liable to make to Blue Square for granting IT services (through employees of Blue Square) and current debts, insofar as there are any, of Dor Alon to Mega for activity of the loyalty program. Moreover, the purchaser, Mega, the trustees’ fund (as applicable) shall pay any payment demands and shall be liable for other demands (including various proceedings relating to and deriving from these, including the elimination of lien proceedings) that are made against Blue Square by authorities for properties that Mega is using. Blue Square and Mega shall cooperate for the purpose of transferring to Mega the lease agreements for the branches to which Blue Square is a party as tenant, with everything involved therein (including payments of Municipality property taxes, water, licensing fees, sign fees and similar payments for the rented properties), in such a way that Mega shall pay these liabilities exclusively and shall indemnify Blue Square for these obligations. The parties shall cooperate with regard to insurance and licensing claims that were filed against Mega and Blue Square in such a way that each party shall pay the liabilities relating to it with respect to these proceedings. The parties shall also regulate between them in the future everything relating to the sharing of information and documents.

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13.	To avoid any doubt, this settlement does not relate to the relationship of Mega and its creditors with Blue Square Real Estate Ltd., and all of the rights of Mega and its creditors against Blue Square Real Estate Ltd. insofar as there are any (and all of the rights of Blue Square Real Estate against Mega) are reserved, and this settlement shall not prejudice or derogate from any claim, right or remedy that any of these parties will have against one another. The parties shall hold negotiations in good faith in order to reach consents as soon as possible (i.e., no later than June 9, 2016) with regard to the relationship between Mega and Blue Square Real Estate Ltd.

14.	Nothing in this agreement shall grant rights to third parties unless expressly stated otherwise, and this settlement shall not constitute an admission of any right or claim of a third party.

15.	Mega’s trustees shall not oppose the Blue Square settlement and the implementation thereof.

16.	This settlement is subject to the following cumulative conditions precedent: (1) the consent of the guaranteed banks, and Blue Square, to this settlement; (2) the consent of all of the guaranteed banks no later than May 26, 2016, by 12:00 noon, to Mega’s creditors’ arrangement, which is based on the purchase transaction of Yeinot Habitan, according to the meaning thereof in the court’s decision in motion 83; (3) approval of this settlement by the court in Liquidation Case 18975-05-16, and the Blue Square arrangement coming into effect after the adjustments and changes required in view of the aforesaid are made to it (including Blue Square being liable for the guaranteed debt to the credit insurance companies), as will be agreed between the buyer and Blue Square’s creditors and Blue Square; (4) the consent or waiver of any party to a claim of another party and in general.

( - )	( - )
C.A.A. Extra Holding Ltd.	Accountant Gabriel Trabelsi and Adv. Ehud Gindes Trustees for Mega’s suspension of proceedings

Date: May 26, 2016

78

(Annex 1 – cancelled)

Annex 2 (to Settlement Agreement) – List of Joint Creditors

1.	Employees (or former employees) of Mega.

2.	The former CEO of Mega.

3.	Landlords of properties (or former landlords of properties) that were rented to Mega.

4.	Creditors that have sent demands or filed legal proceedings (including debt claims) or have a judgment against Mega or Blue Square, including:

a.	Isco Buildings for Construction and Real Estate Ltd.
b.	Lodzia Rotex Investments Ltd.
c.	Ahuzat Rishonim Rubinstein.
d.	Ahuzat Hakfar Construction Company Ltd.
e.	Ir Yamim Shopping Center.
f.	Cementcal Property Management Ltd.
g.	Hutzot Hayotzer Haifa Ltd.
h.	House committee of ‘Beit Hatayelet.’

5.	Authorities, including for Municipality property taxes and other compulsory payments for properties that Mega is using or used.

6.	Mega’s suppliers (including suppliers of products or services of any kind) that have a guarantee or other undertaking from Blue Square for Mega’s debt to them.

7.	The Value Added Tax authority.

8.	Insurers of employers’ liability and third party liability insurance policies relating to Mega’s operations.

9.	Applicants or plaintiffs in class actions and legal proceedings in which Mega and Blue Square are joint respondents or defendants, including:

a.	ClA 27295-11-13 Alon Rosen et al. v. Mega Retail Ltd. and Alon Blue Square Israel Ltd.
b.	ClA 29361-01-14 Shlomo Attias et al. v. Alon Blue Square Israel Ltd., Mega Retail Ltd. et al.
c.	ClA 33702-05-15 Stav Edri v. Alon Blue Square and Mega Retail et al.
d.	ClA 13796-02-16 Zion Tzachi Nachum v. Alon Holdings in Blue Square Israel Ltd.

79

Annex 3 (to Settlement Agreement) – Guaranteed banks and credit insurance companies

1.	First International Bank of Israel Ltd.

2.	Bank Hapoalim Ltd.

3.	Bank Leumi LeIsrael B.M.

4.	Mizrahi Tefahot Bank Ltd.

5.	ICIC Israeli Credit Insurance Company Ltd. (for credit insurance of Mega’s suppliers) with respect to which Blue Square gave a (limited) undertaking.

6.	Clal Insurance Company Ltd. (for credit insurance of Mega’s suppliers) with respect to which Blue Square gave a (limited) undertaking.

80

Annex 4 (to Settlement Agreement) – List of the separate creditors

1.	A claim filed by Mr. Provisor – CC 17359-07-15 Provisor et al. v. Mega Retail Ltd., Alon Blue Square Israel, et al.

2.	The National Insurance Institute – legal proceedings against the National Insurance Institute for the years 1999 to 2006.

81

Addendum to the Settlement of May 26, 2016

that was signed on June 17, 2016

Further to the settlement that was signed on May 26, 2016, between C.A.A. Extra Holdings Ltd., and the trustees for the suspension of proceedings of Mega Retail Ltd. (hereinafter: ‘the settlement’ and ‘the trustees’), which was approved by Alon Blue Square Israel Ltd. (hereinafter: ‘Blue Square’), all of the aforesaid parties, together with Clal Credit Insurance Ltd. (hereinafter: ‘Clal’) and ICIC Israel Credit Insurance Company Ltd. (hereinafter: ‘ICIC’; and Clal and ICIC jointly – ‘the credit insurance companies’) agree as follows:

1.	All of the terms below shall have the meaning that they have in the settlement.

2.	This addendum shall come into effect when the settlement comes into effect, and inter alia when the Blue Square arrangement comes into effect, and the settlement and this Addendum shall constitute an integral part thereof and all of them shall be approved by the court.

3.	The provisions of the settlement shall remain unchanged unless they are expressly amended by the provisions of this Addendum.

4.	Clal and ICIC give their consent to the provisions of the settlement relating to them, subject to the amendments and additions stated in this Addendum.

5.	‘The guarantee debt to the credit insurance companies’ to which the settlement relates is made up of the following two amounts:

a.	A debt in a sum of NIS 55,635,069 to ICIC (hereinafter: ‘the guaranteed debt to ICIC’);

b.	A debt in a sum of NIS 31,240,040 to Clal (hereinafter: ‘the guaranteed debt to Clal’);

(hereinafter jointly: ‘the guaranteed debt to the credit insurance companies’).

5A.	In addition to the guaranteed debt to the credit insurance companies, there are also ordinary debt claims (which are not guaranteed by Blue Square), in the following amounts: a debt claim in a sum of NIS 62,823,936 to ICIC (which does not include the component of the policyholders’ deductible); a debt claim in a sum of NIS 37,440,889 to Clal (which does not include the component of the policyholders’ deductible), with regard to which the provisions of Mega’s creditors’ arrangement with respect to ordinary creditors will apply.

5B.	It is clarified and agreed that the trustees shall examine and decide the debt claims of the suppliers that are insured by the credit insurance companies (the debt decisions will be sent to the credit insurance companies), and the credit insurance companies will provide the trustees with confirmations of the payments that were actually made by them to the insured suppliers. The absolute decisions with regard to the debt claims of the suppliers that are insured by the credit insurance companies shall serve as a basis for calculating the guaranteed debt and the ordinary debt to the credit insurance companies and the adjustments required to these amounts. Insofar as it will become clear that the guaranteed debt to the credit insurance companies is lower than the amounts stated above, the guaranteed debt shall be revised in accordance with absolute decisions relating to the debt claims, and the deduction shall be made by the trustees within the framework of the dividend payments to the insurance companies for the ordinary debt or with regard to ICIC, within the framework of the payment of the guaranteed debt to ICIC, insofar as possible.

82

6.	Following a request of Clal and ICIC, C.A.A. shall act so that the unique mechanism that will be stated below shall constitute an integral part of the debt arrangement of Blue Square that will be brought before the court, according to which it will be determined that the guaranteed debt to the credit insurance companies will be paid in accordance with the mechanism stated below, instead of the mechanism that appears as of the date of signing this agreement in the debt arrangement that was filed by Blue Square with the court (to avoid doubt, Clal and ICIC are not liable to agree to Blue Square’s arrangement unless the mechanism stated below appears in it):

a.	On the completion date of the Blue Square arrangement, Blue Square shall pay to ICIC and Clal (jointly) a sum of NIS 30 million, each in accordance with its proportional share of the guarantee debt to the credit insurance companies.

b.	The balance of the guaranteed debt to the credit insurance companies, which will be determined as stated in section 5B above and after deduction of the amount stated in section (a) above (hereinafter: ‘the balance of the guaranteed debt’) shall be paid to ICC and Clal in the following manner:

i.	With respect to the guaranteed debt to Clal: notwithstanding what is stated in section 5 of the settlement, the trustees’ fund shall pay Clal (and not Blue Square), on the date stated in section 5 of the settlement, the balance of the guaranteed debt to Clal. If the trustees’ fund complied with the provisions stated in this section, then this shall constitute final and absolute payment of the guaranteed debt to Clal.

ii.	With respect to the guaranteed debt to ICIC: notwithstanding what is stated in section 5 of the settlement, the trustees’ fund shall pay ICIC (and not Blue Square), on the date stated in section 5 of the settlement, an amount that brings the payment to ICIC (including the amount received from Blue Square) up to a sum of NIS 48,135,583 (subject to adjustments as a result of the decisions relating to the debt claims), whereas the balance, up to the full balance of the guaranteed debt to ICIC shall be deposited in a separate trust account that will be managed by the trustees, out of which ICIC shall be paid in accordance with the provisions of this arrangement subject to the actual payment to the policyholder. If the trustees’ fund complied with the provisions stated in this section, then this shall constitute final and absolute payment of the guaranteed debt to ICIC.

iii.	If seven months pass from the completion date of the Blue Square arrangement and the trustees’ fund does not pay the balance of the guaranteed debt to the credit insurance companies (or it paid only a party of the balance of the guaranteed debt to the credit insurance companies), then Blue Square shall pay on that date to Clal and ICIC (including by way of depositing money in a trust account as stated above) the part of the balance of the guaranteed debt that was not paid to ICIC and Clal by the trustees’ fund, all of which in accordance with what is stated above (hereinafter, jointly: ‘the unpaid balance’), as full and final payment of the guaranteed debt to the credit insurance companies. In such a case, the trustees’ fund shall pay Blue Square the unpaid balance by February 1, 2017, but insofar as the trustees’ fund will be able to make this payment or a part thereof earlier, then the payment or a part thereof shall be brought forward to the earliest possible date.

83

iv.	Blue Square shall have a right to bring forward and pay the balance of the guaranteed debt, in whole or in part, and in such a case the trustees shall pay Blue Square the amounts that Blue Square paid as aforesaid, on the dates determined in section 5 of the settlement, plus interest as stated in that section 5 until the date of payment.

c.	The credit insurance companies shall not receive additional interest or any additional payment above what is stated above for the guaranteed debt to the credit insurance companies.

d.	The provisions of the Blue Square arrangement with regard to the grant (and release) of charges on the shares of Blue Square Real Estate and Dor Alon as collateral for the debts regulated in that arrangement shall also apply to the guaranteed debt to the credit insurance companies.

7.	It is agreed that the following provisions shall apply with regard to the guaranteed debt to the credit insurance companies instead of the provisions of sections 2(a) and 2(b) of the settlement:

a.	Upon payment of the whole of the guaranteed debt to the credit insurance companies pursuant to the above provisions, the guaranteed debt to the credit insurance companies shall be deducted from the debt claims that were filed by the credit insurance companies with the trustees (hereinafter: ‘the debt claims’).

b.	When the settlement comes into effect, Blue Square waives its right (insofar as it has one) to receive money from ICIC and Clal out of money that ICIC and Clal will receive from Mega’s fund by virtue of the debt claims.

84

8.	When the settlement comes into effect, the provisions that will appear in Blue Square’s arrangement as stated in section 6 above shall finally and absolutely exhaust all of the obligations of Blue Square to Clal and ICIC, and Clal and ICIC shall not have any demand or contention or claim against Blue Square other than pursuant to those provisions. Without derogating from the undertakings of Blue Square stated above with regard to payment of the guaranteed debt to the credit insurance companies, it is agreed that Blue Square shall not be liable in any manner or form for the amounts due to ICIC and Clal by virtue of the debt claims (or any amendment that there will be to them), and consequently only the trustees’ fund shall have a liability to make payments pursuant to the debt claims shall, and that liability shall be performed pursuant to the law and in accordance with the provisions of the settlement and this Addendum.

( - )	( - )
Clal Credit Insurance Ltd.	ICIC Israel Credit Insurance Company Ltd.

( - )	( - )
C.A.A. Extra Holding Ltd.	Accountant Gabriel Trabelsi and Adv. Ehud Gindes Trustees for Mega’s suspension of proceedings

( - )
Alon Blue Square Israel Ltd.

85

Annex 3 – Interest terms up to the completion date

The interest terms of the loans that make up the comprehensive debt up to a date that is 50 days before the completion debt are as follows:

Lender	Loan terms	Company (Borrower)	Nominal interest

Poalim	Linked - fixed	Blue Square	3.30%
Discount	On call	Blue Square	4.80%
FIBI	On call	Joint account	4.10%
Mizrahi	On call	Joint account	4.60%
Mizrahi	Linked fixed	Mega Retail	2.70%
Poalim	Unlinked P+2	Mega Retail	3.60%
Leumi	On call	Mega Retail	3.85%
Leumi	On call	Eden Teva Market	4.85%
Poalim	Unlinked P+1%	Eden Teva Market	2.65%
Poalim	Unlinked P+1%	Eden Teva Market	2.65%
Poalim	On call	Eden Teva Market	2.65%
Poalim	Overdraft	Eden Teva Market	2.65%
Holders of C bonds	Linked bond	Blue Square	2.50%

The interest terms from the aforesaid date up to the completion date (i.e., during the period of 30 days that preceded the completion date) is 6% annually.

From the completion date, the interest that will apply to all of the loans that make up the comprehensive debt is the arrangement interest.

To avoid doubt, linkage (including linkage of interest) shall apply only insofar as it applies according to the original terms of each one of the loans that make up the comprehensive debt (as they applied on the base date), and pursuant to these mechanisms.

86

Annex 10 – Letter of Undertaking

(appears on next page)

87

EXTRAHOLDING LTD.

Date:

To:

Alon Blue Square Israel Ltd.

Israel

via e-mail

Dear Sir,

Re: Letter of Undertaking

Reference is hereby made to that certain proposal dated February 15, 2016, submitted on behalf of an entity controlled by Mr. Moti Ben Moshe, for the acquisition of the control stake and other rights in Alon Blue Square Israel Ltd. (“Blue Square”), as approved by the controlling shareholders of Blue Square on February 28, 2016 (the “Purchase Agreement”).

We the undersigned, ExtraHolding Ltd., hereby undertake to secure all of the payment obligations set forth in the Purchase Agreement that are to be paid by the purchaser on the closing date of the transaction contemplated in the Purchase Agreement.

Sincerely yours,

ExtraHolding Ltd.

By:

Title:

88

Annex 11

Debts to the Controlling Owners (and their Controlling Owners)

Debts of the company to the controlling owners

1.	A sum of NIS 110 million, as a short-term loan linked to the index (including a base index), which is supposed to be repair from proceeds that the company will receive for its share of the parent company in the rights issue.

2.	A sum of NIS 60 million was recorded as a long-term loan linked to the index (including a base index), which will be repaid after the repayment of the whole of the company’s debt to the banks and the bondholders.

Current accounting between the company and the controlling owners

1.	Payment of the directors’ remuneration for the chairman of the Board of Directors is transferred to Alon Israel (in lieu of direct payment to the chairman) – annual remuneration and per meeting remuneration, according to the Regulations, in amounts identical to payments to all of the directors.

2.	Payment of a contribution for the company’s proportional share of an officers’ insurance policy that was taken out by the controlling owners for the companies of the group (not yet actually paid, subject to the resolutions of the competent organs).

3.	The current accounting and current payments (hospitality / parking spaces, etc.).

Clarifications / additions:

a)	The firm of attorneys S. Biran provides legal services (advice and representation in legal proceedings, etc.). The fees are paid directly to the firm of attorneys, in accordance with services that are actual provided and on a monthly basis.

b)	This annex does not include debts and/or liabilities of the companies held by the company, inter se and/or between them and the company and/or between them and the controlling owners.

89

Annex 13 – Agreement for Acquisition of Control

February 28, 2016

Adv. Doni Toledano

Adv. Roy Caner

Erdinast, Ben-Nathan, Toledano & Co.

– By email –

Dear Sirs,

Re: Offer to acquire control of Alon Blue Square Israel Ltd.

On behalf of my clients, Alon Oil Company Israel Ltd. (‘Alon Israel’) and Alon Retail Ltd. (‘Alon Retail’), I hereby notify you as follows:

For the purpose of this letter of mine, ‘the offer’ means an offer by a company controlled by Mr. Moti Ben-Moshe for the acquisition of control in Alon Blue Square Israel Ltd. dated February 15, 2016, which is attached hereto as Annex A of this letter of mine. ‘The clarifications’ mean your approval for the clarifications attached as Annex B of this letter of mine.

Subject to the clarifications, Alon Israel and Alon Retail hereby give notice of acceptance of the offer.

All of the consideration for the transaction of the acquisition of Blue Square as stated in the offer shall be paid by the buyer, subject to deduction of tax at source as required pursuant to law, insofar as it is not furnished with an exemption from the deduction of tax at source according to law, on the date of the completion of the transaction for the acquisition of Blue Square, into a bank account of which details will be given in writing by Alon Israel and Alon Retail to the buyer, at least three business days before the completion date. As long as no other written instruction is given by Alon Israel and Alon Retail, the payment as aforesaid shall be made by the buyer directly into a trust account, in the name of Advocates Aya Yoffe and Ronen Matari, whose details will be sent to you in writing by Alon Israel and Alon Retail at least three business days before the completion date.

The terms in this letter that are not expressly defined will have the meaning given to them in the offer.

Sincerely,

( - )

Aya Yoffe, Adv.

Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.

On behalf of our client, a company controlled by Moti Ben-Moshe, I hereby confirm our consent to the aforesaid and to the fact that the buyer will act in accordance with the aforesaid.

( - )

Roy Caner, Adv.

Erdinast, Ben-Nathan, Toledano & Co., Law Offices

90

Annex B

[unofficial translation from Hebrew]

Value of Public Holdings as Derived from the Consideration for the Controlling Shareholder

Presented below is a calculation of public holdings, based on the assumption that the debt in the amount of NIS 110 million which was originally intended for conversion to shares will actually be converted, and will not be recognized as debt:

	Status Prior to	On the Offer Public Date		On May 19, 2016
	the Arrangement	Alternative A Debt Value	Alternative B Debt Value	Alternative A Debt Value	Alternative B Debt Value
	NIS Millions
Subordinated financial debt	60	60	60	60	60
Consideration for Alonit brand – under negotiation		0	30	0	30
Convertible debt*	110	0	0	0	0
Total debt	170	60	90	60	90
Debt value**		60	60	60	60
Consideration for Alonit brand – under negotiation***		0	30	0	30
Value of shares held by the controlling shareholder after conversion of the debt		55	25	55	25
Total consideration for the controlling shareholder		115	115	115	115
Share capital, units	47,957,264	47,957,263	47,957,264	47,957,263	47,957,264
Share price for conversion, NIS ****		1.479	1.479	1.234	1.234
Shares due to the debt conversion		74,374,577	74,374,577	89,141,005	89,141,005
Total shares after the conversion	47,957,264	122,331,840	122,331,841	137,098,268	137,098,269
Shares held by the public	17,997,160	17,997,162	17,997,162	17,997,162	17,997,162
Total shares	65,954,424	140,329,002	140,329,003	155,095,430	155,095,431
Holding rate of controlling shareholder	72.7%	87.2%	87.2%	88.4%	88.4%
Holding rate of public	27.3%	12.8%	12.8%	11.6%	11.6%
Total	100.0%	100.0%	100.0%	100.0%	100.0%
Value of public holdings as derived from the consideration for the controlling shareholder		8.1	3.7	7.2	3.3

*	The conversion of debt does not increase the Company's balance of assets. Therefore, for the purpose of the calculation, it was assumed that the conversion would not increase the Company's value.
**	Assuming that the acquired shares have a positive value, the debt was entirely priced according to its nominal value.
***	Assuming that the bidder will receive the brands Alon and Alonit, and that the current agreement, according to which Dor Alon pays NIS 2 million per year for them, will be renewed.
****	The share price on the stock exchange, which represents a value for the Company of approximately:

98	98	81	81

Special Meeting of Shareholders of Alon Blue Square Israel Ltd.

Date: July 18, 2016

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use dark black pencil or pen only

	Yes	No
1A Do you have a personal interest in the approval of the proposal? (Response required for vote to be counted)	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

______________________ Please Sign Here

______________________ Please Date Above

______________________ Please Sign Here

______________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Special Meeting of Shareholders of Alon Blue Square Israel Ltd. to be held July 18, 2016 For Holders as of July 5, 2016

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, Eastern Time July 14, 2016.

PROXY TABULATOR FOR

ALON BLUE SQUARE ISRAEL LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Copyright © 2016 Mediant Communications Inc. All Rights Reserved

Alon Blue Square Israel Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 p.m. EST on July 14, 2016)

The undersigned registered owner of American Depositary Shares ("ADRs") hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such ADRs of **Alon Blue Square Israel Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **July 5, 2016** at the **Special Meeting** of the Shareholders of Alon Holdings Blue Square Israel Ltd. to be held at their executive offices on **July 18, 2016** or at any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

Instructions as to voting on the specific resolutions should be indicated by an X in the appropriate box. If no specification is made, the Depositary will deem the undersigned to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such shares or other Deposited Securities and the Depositary will give such instruction.

PROXY TABULATOR FOR
ALON BLUE SQUARE ISRAEL LTD.
P.O. Box 8016
CARY, NC 27512-9903

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

July 6, 2016	By:	/s/ Zehavit Shahaf
ZehavitShahaf, Adv.

General Counsel and Corporate Secretary